SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

Telular Corporation
(Name of Subject Company)

Telular Corporation
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

87970T208
(CUSIP Number of Class of Securities)

Jonathan M. Charak
Chief Financial Officer
311 South Wacker Drive, Suite 4300
Chicago, Illinois 60606-6622
(312) 379-8397
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:

Catherine J. Dargan, Esq.
Keir D. Gumbs, Esq.
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004
(202) 662-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

Name and Address.

The name of the subject company is Telular Corporation, a Delaware corporation (“Telular”). The address of Telular’s principal executive offices is 311 South Wacker Drive, Suite 4300, Chicago, IL 60606-6622, and its telephone number is (312) 379-8397.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, par value $0.01 per share, of Telular (the “Common Stock”).  The shares of Common Stock are hereinafter referred to as the “Shares.”  As of May 8, 2013, there were 17,323,991 Shares issued and outstanding.

Item 2.  Identity and Background of Filing Person.

Name and Address.

Telular is the person filing this Schedule 14D-9 and is the subject company.  Telular’s name, address and telephone number are set forth in Item 1 above.  Telular’s website is www.telular.com.  The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by ACP Tower Holdings, LLC, a Delaware limited liability company (“Parent”), and ACP Tower Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), each of which is controlled by Avista Capital Partners III, L.P., a Delaware limited partnership (“Avista Capital III”), and Avista Capital Partners (Offshore) III, L.P., a Bermuda exempted limited partnership (“Avista Offshore III” and, together with Avista Capital III, “Avista”), pursuant to which Merger Sub has offered to purchase all of the outstanding Shares at a price of $12.61 per Share (the “Offer Price”), net to the selling stockholder in cash, without interest and less any applicable withholding taxes thereon, upon the terms and conditions set forth in the Offer to Purchase dated May 10, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Parent and Merger Sub with the Securities and Exchange Commission (the “SEC”) on May 10, 2013. Copies of the Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 29, 2013 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Telular.  The Merger Agreement provides, among other things, that following the time Merger Sub accepts for payment any Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Completion of the Offer”), Merger Sub will be merged with and into Telular (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”).  As a result of the Merger, the Shares that are not acquired in the Offer, other than the Shares owned by Parent, Merger Sub, Telular and its subsidiaries, and holders who have properly demanded and perfected appraisal rights under Delaware law, would be cancelled and converted into the right to receive an amount equal to the Offer Price, net to the stockholder in cash, without interest and less any applicable withholding taxes thereon.  Following the effective time of the Merger (the “Completion of the Merger”), Telular will cease to be a publicly-traded company and will continue as a wholly-owned subsidiary of Parent (Telular after the Completion of the Merger is sometimes referred to herein as the “Surviving Corporation”).  A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9.

The initial expiration date of the Offer is June 7, 2013, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.  The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

The Schedule TO states that the business address and telephone number for Parent and Merger Sub is 65 East 55th Street, 18th Floor, New York, New York 10022. The business telephone number for Parent and Merger Sub is (212) 593-6900.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9 or in the excerpts from Telular’s Definitive Proxy Statement dated December 19, 2012 (the “2013 Proxy Statement”) filed as Exhibit (e)(4) to this Schedule 14D-9 (and incorporated by reference into this Item 3), to the knowledge of Telular, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest between Telular or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between Telular and Parent and Merger Sub

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO and Exhibit (a)(1) to this Schedule 14D-9, are incorporated in this Schedule 14D-9 by reference.  Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement provides for a customary 30-day “go-shop” period that ends on May 29, 2013.  During this period, subject to the terms and conditions set forth in the Merger Agreement, Telular and its subsidiaries and their respective representatives, under the direction of Telular’s board of directors (the “Board”), may reach out to third parties to determine if such parties may have an interest in acquiring Telular, may provide non-public information to such parties (subject to a confidentiality agreement) and may negotiate and discuss the terms of such an acquisition.  After May 29, 2013, subject to the terms and conditions set forth in the Merger Agreement, Telular may continue to negotiate through June 8, 2013 (as such date may be extended pursuant to the terms of the Merger Agreement) with certain third parties who made written alternative acquisition proposals prior to May 29, 2013 (such third parties, “Excluded Parties”) that the Board has determined in good faith, after consultation with outside counsel and its financial advisors, are or would reasonably be expected to lead to a Superior Proposal (as such term is defined in the Merger Agreement).

After June 8, 2013 (or such extended date), with respect to Excluded Parties, and after May 29, 2013, with respect to all other third parties, the Merger Agreement (i) requires Telular to cease any existing activities, discussions or negotiations in which it is engaged with such Excluded Parties or third parties, as applicable, and (ii) prohibits Telular from soliciting alternative acquisition proposals or entering into negotiations or discussions with, or providing non-public information to, such Excluded Parties or third parties, as applicable.  In addition, subject to the terms and conditions set forth in the Merger Agreement, the Board is prohibited from changing its recommendation to Telular's stockholders to accept the Offer.  Pursuant to the terms of the Merger Agreement (and subject to certain limitations therein), Telular may nevertheless respond to certain unsolicited alternative acquisition proposals if the Board determines in good faith, after consultation with outside counsel, that failure to respond would be inconsistent with its fiduciary duties to Telular's stockholders under applicable law and the Board may change its recommendation if it complies with certain procedures set forth in the Merger Agreement.

The Merger Agreement governs the contractual rights among Telular, Parent and Merger Sub in relation to the Offer and the Merger.  The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Telular’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Telular or Parent in Telular’s or Parent’s public reports filed with the SEC.  In particular, the Merger Agreement and summary of the Merger Agreement contained in the Offer to Purchase are not intended to be, and should not be, relied upon as disclosures regarding any facts or circumstances relating to Telular or Parent.  The representations and warranties contained in the Merger Agreement were not prepared to establish facts, but rather have been negotiated with the principal purpose of (i) establishing the circumstances under which Merger Sub may have the right not to complete the Offer, or Parent or Telular may have the right to terminate the Merger Agreement and (ii) allocating risk between the parties.  The representations and warranties may also be subject to a contractual standard of materiality different from that generally applicable under federal securities law.

Financing of the Offer

Equity Financing

Parent has received an equity commitment letter from Avista, pursuant to which Avista have collectively committed to purchase (or cause a permitted assignee to purchase), directly or indirectly, at or immediately prior to the closing of the Offer, $140.5 million of equity securities of Parent in the aggregate, solely for the purpose of allowing Parent to fund a portion of the amounts required to be funded by Parent pursuant to Article 2 of the Merger Agreement to consummate the Offer, pursuant to Article 3 of the Merger Agreement to consummate the Merger, and to pay related fees and expenses thereof.

The funding of the Equity Financing is subject to (a) there having been no amendment or modification to the Merger Agreement that is not approved in writing by Avista, (b) the satisfaction or waiver by Merger Sub (with the prior written approval of Avista) of each of the condition to the Offer as of the Expiration Time, (c) the substantially contemporaneous consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement (including to the extent that Telular obtains, in accordance with the terms, and subject to the satisfaction of the conditions, set forth in the Merger Agreement, an order requiring Parent to specifically perform its obligations pursuant to the terms of the Merger Agreement to cause the financing of Avista to be funded in connection with the consummation of the Offer and the Merger) and the contemporaneous issuance of equity securities of Parent, directly or indirectly, to Avista and (d) the receipt of debt financing under the Credit Facilities (as defined below) pursuant to the Debt Commitment Letter prior to or contemporaneously with such funding by Avista.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the equity commitment letter, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Debt Financing

Merger Sub has received a debt commitment letter, dated as of April 29, 2013, from SunTrust Bank and SunTrust Robinson Humphrey, Inc. (collectively, the “Lenders”) to provide, subject to the conditions set forth in such debt commitment letter, Merger Sub (which includes the Surviving Corporation) with up to $145 million of credit facilities (collectively, the "Credit Facilities") (not all of which is expected to be drawn at the closing of such facilities) for the purpose of financing the Offer and the Merger, refinancing certain existing indebtedness of Telular, paying fees and expenses incurred in connection with the Offer, the Merger and the transactions contemplated thereby, and for providing ongoing working capital and for other general corporate purposes of Telular and its subsidiaries.  We refer to such debt commitment letter (as may be amended, modified or replaced (in whole or in part) in accordance with the Merger Agreement) or any alternative financing from the same or alternative sources on terms and conditions that are, taken as a whole, no less favorable to Parent and Merger Sub (in the reasonable judgment of Parent) as the “Debt Commitment Letter.”

The commitment of the Lenders with respect to the Credit Facilities expires upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms or (ii) 5:00 p.m., New York City time, on July 28, 2013 (provided that, in the event that the Outside Date is extended to September 26, 2013 pursuant to the terms of the Merger Agreement, the commitment of the Lenders with respect to the Credit Facilities will be automatically extended to September 26, 2013).  The documentation governing the debt financings has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this document. Each of Parent and Merger Sub has agreed to use its reasonable best efforts to arrange the debt financing on the terms and conditions described in the Debt Commitment Letter. If any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent must use its reasonable best efforts to arrange promptly to obtain alternative financing from the same or alternative sources in an amount sufficient to consummate the Merger and pay all related fees and expenses on terms and conditions that are, taken as a whole, no less favorable to Parent and Merger Sub.

Although the debt financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date of this Offer to Purchase, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described herein is not available.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letter, a copy of which has been filed as Exhibit (b)(1) to the Schedule TO and is incorporated herein by reference.

Credit Facilities

The availability of the Credit Facilities is subject, among other things, to consummation of the Merger in accordance with the Merger Agreement (without giving effect to any amendments or waivers to the provisions thereof, or any consents or requests by Parent or Merger Sub resulting in an action taken by Telular or its subsidiaries, in each case that are materially adverse to the lead arrangers or lenders under such facilities without the consent of the commitment parties thereunder), payment of required fees and expenses, the funding of the equity financing, the refinancing of certain of Telular’s existing debt and the absence of certain types of other debt, delivery of certain historical and pro forma financial information, the execution of certain guarantees, the creation of security interests, and the negotiation, execution and delivery of definitive documentation.

The Credit Facilities will consist of (i) a $90 million senior secured first lien term loan facility with a term of six years (which we refer to as the “First Lien Term Facility”), (ii) a $35 million senior secured second lien term loan facility with a term of seven years (which we refer to as the “Second Lien Term Facility” and (iii) a $20 million senior secured revolving credit facility (which we refer to as the “Revolving Facility” and, together with the First Lien Term Facility, the “First Lien Credit Facility”) with a term of five years.

Roles.  Sun Trust Robinson Humphrey has been appointed as one of up to two joint lead arrangers and joint bookrunners for the Credit Facilities. SunTrust Bank has been appointed as administrative agent and collateral agent for the Credit Facilities.

Interest Rate.  Loans under the Credit Facilities are expected to bear interest, at Merger Sub’s option, at a rate equal to the adjusted Eurodollar rate or an alternate base rate, in each case, plus a spread. After Merger Sub’s delivery of financial statements with respect to at least one full fiscal quarter ending after the closing of the Credit Facility, interest rates under the revolving credit facility will be subject to decreases based on a first lien net leverage ratio as agreed upon between Merger Sub and the Lenders.

Prepayments and Amortization.  Merger Sub will be permitted to make voluntary prepayments with respect to the First Lien Credit Facilities at any time after the six month anniversary of the closing of the Credit Facility, without premium or penalty (other than LIBOR breakage costs, if applicable). Prior to the six month anniversary of the Credit Facility, voluntary prepayments of the First Lien Credit Facility are subject to a 1.0% prepayment premium. Voluntary prepayments of the Second Lien Credit Facility will be made at 103% of the amount repaid on or prior to the first anniversary of the closing date of the Credit Facilities, (ii) 102% of the amount repaid if on or after the first anniversary of the closing date of the Credit Facilities, and (iii) 101% of the amount repaid if on or after the second anniversary of the closing date of the Credit Facilities but prior to the third anniversary of the closing date of the Credit Facilities. The term loans under the First Lien Credit Facilities will amortize 5% per annum in equal quarterly installments until the final maturity date.

Guarantors.  All obligations under the Credit Facilities will be guaranteed by Parent and each of the existing and future direct and indirect, material wholly-owned domestic subsidiaries of Merger Sub.

Security. The obligations of Merger Sub and the guarantors under the Credit Facilities and under any swap agreements and cash management arrangements entered into with a lender or any of its affiliates, will be secured, subject to permitted liens and other agreed upon exceptions (i) with respect to the First Lien Credit Facilities, on a first priority basis and (ii) with respect to the Second Lien Term Facility, on a second priority basis, in each case, by a perfected security interest in all of Merger Sub’s and each guarantor’s tangible and intangible assets, including United States registered intellectual property, certain material real property and all of the capital stock of Merger Sub and each of its direct and indirect subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the capital stock of first tier foreign subsidiaries). If certain security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Credit Facilities on the closing date, but instead will be required to be delivered following the closing date pursuant to arrangements to be mutually agreed.

Other Terms.  The Credit Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Credit Facilities will also include customary events of defaults including a change of control to be defined.

Arrangements between Telular and its Executive Officers, Directors and Affiliates

Telular’s executive officers and the members of the Board may be deemed to have certain interests in the Contemplated Transactions, including the Offer and the Merger, that may be different from or in addition to those of Telular’s stockholders generally.  These interests may create potential conflicts of interest.  The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Contemplated Transactions.

For further information with respect to the arrangements between Telular and its executive officers, directors and affiliates described in this Item 3, please also see the 2013 Proxy Statement, which is incorporated in its entirety herein, under the headings “Director Compensation”; “Compensation Discussion and Analysis”; “Compensation Program Elements”; “Summary Compensation Table”; “Grants of Plan-Based Awards Table”; “Outstanding Equity Awards at Fiscal Year-End Table”; “Option Exercises and Stock Vested Table”; “Payments Upon Termination or Change in Control”.

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of Telular who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other stockholders of Telular.  As of May 8, 2013, the directors and executive officers of Telular beneficially owned, in the aggregate, 411,922 Shares, excluding Shares subject to exercise of Options and settlement of Restricted Stock Units (as discussed, and such capitalized terms as defined, below).  If the directors and executive officers were to tender all of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, then the directors and executive officers would receive an aggregate of $5,194,336 in cash pursuant to tenders into the Offer.

Telular Stock Options

Under the Merger Agreement, Telular has agreed to use reasonable best efforts to take or cause to be taken as promptly as possible all such actions necessary or appropriate in its good faith determination (including using reasonable best efforts to obtain written acknowledgements from each holder of Options (as defined below) to the cancellation of such holder’s Options in accordance with the terms of the Merger Agreement), or as Parent reasonably requests, so that each unexercised Company Stock Option (as defined in the Merger Agreement and referred to herein as an “Option”) that does not, by its terms, expire on or before the Completion of the Merger, regardless of whether such Option is vested or would vest prior to or at the Completion of the Merger is (a) fully vested and exercised or (b) cancelled without any Shares being issued or outstanding or deemed to be issued or outstanding immediately prior to the Completion of the Merger.  The holders of any such cancelled Option will become entitled to receive an amount in cash equal to the product of (a) the excess, if any, of the amount of the Offer Price over the exercise price per Share subject to such Option and (b) the number of Shares subject to such Option, immediately prior to the Completion of the Merger, without interest and less any applicable withholding taxes thereon (such amount, the “Option Spread Value”).  The Option Spread Value will be paid to each holder of an Option through Telular’s payroll (to the extent applicable) promptly after the Completion of the Merger (but in no event later than three (3) business days after the Completion of the Merger).  If the exercise price of any Option equals or exceeds the amount of the Offer Price, such Option will be cancelled without payment of consideration therefor.

The table below sets forth information regarding the Options held by Telular’s directors and executive officers as of May 8, 2013 having an exercise price per Share less than $12.61 that would be cancelled and exchanged immediately prior to the Completion of the Merger into the right to receive the Option Spread Value, assuming that the Completion of the Merger occurred on May 8, 2013 for illustrative purposes of determining the number of unvested Options.

	Vested Options to be Converted to the Option Spread Value		Unvested Options to be Converted to the Option Spread Value
Name	Number of Shares	Weighted Average Exercise Price per Share	Number of Shares	Weighted Average Exercise Price per Share
Lawrence S. Barker	-	$-	-	$-
Betsy J. Bernard	-	$-	-	$-
Brian J. Clucas	44,158	$4.31	-	$-
John Handy	-	$-	-	$-
Jeffrey Jacobowitz	-	$-	-	$-
M. Brian McCarthy	28,710	$4.12	-	$-
Joseph A. Beatty	49,200	$5.40	131,900	$8.97
Jonathan M. Charak	112,950	$3.41	59,350	$9.00
George S. Brody	164,950	$4.20	54,450	$8.94
Robert L. Deering	28,101	$6.04	13,900	$8.56
Henry J. Popplewell	-	$-	39,600	$9.60

The table below sets forth the Option Spread Value of the Options held by Telular’s directors and executive officers, as of May 8, 2013, that will be paid following the Completion of the Merger, assuming that the Completion of Merger occurred on May 8, 2013 for illustrative purposes of determining the number of unvested Options.

Name	Option Spread Value from Vested Options	Option Spread Value from Unvested Options	Total Option Spread Value
Lawrence S. Barker	$-	$-	$-
Betsy J. Bernard	$-	$-	$-
Brian J. Clucas	$366,709	$-	$366,709
John Handy	$-	$-	$-
Jeffrey Jacobowitz	$-	$-	$-
M. Brian McCarthy	$243,674	$-	$243,674
Joseph A. Beatty	$354,852	$480,539	$835,391
Jonathan M. Charak	$1,039,130	$214,463	$1,253,593
George S. Brody	$1,387,870	$199,714	$1,587,584
Robert L. Deering	$184,737	$56,239	$240,976
Henry J. Popplewell	$-	$119,196	$119,196

Telular Restricted Stock Units

Under the Merger Agreement, Telular has agreed to use reasonable best efforts to take or cause to be taken as promptly as possible all such actions necessary or appropriate in its good faith determination (including using reasonable best efforts to obtain written acknowledgements from each holder of Restricted Stock Units (as defined below) to the cancellation of such holder’s Restricted Stock Units in accordance with the terms of the Merger Agreement), or as reasonably requested by Parent, so that each Company RSU (as defined in the Merger Agreement and referred to herein as “Restricted Stock Units”) outstanding immediately prior to the Completion of the Merger, whether earned or unearned, vested or unvested, will be cancelled.  The holders of such Restricted Stock Units will become entitled to receive an amount in cash equal to the product of (a) the amount of the Offer Price and (b) the number of Shares subject to such Restricted Stock Unit immediately prior to the Completion of the Merger (which for unearned, performance-based Restricted Stock Units will be equal to the target number of Shares subject to each such award of performance-based Restricted Stock Units), without interest and less any applicable withholding taxes thereon (such amount, the “Restricted Stock Unit Value”), which amount is payable to each holder through Telular’s payroll (to the extent applicable) promptly after the Completion of the Merger (but in no event later than three (3) business days after the Completion of the Merger).  The table below sets forth the gross Restricted Stock Unit Value of Restricted Stock Units held by Telular’s directors and executive officers, as of May 8, 2013, that will be paid following the Completion of the Merger, assuming for illustrative purposes that the Completion of the Merger occurred on May 8, 2013.

Name	Value of Vested but Unpaid RSUs (1)	Value of Unvested RSUs	Total RSU Value
Lawrence S. Barker	$701,003	$60,528	$761,531
Betsy J. Bernard	$725,806	$60,528	$786,334
Brian J. Clucas	$693,020	$60,528	$753,548
John Handy	$43,757	$60,528	$104,285
Jeffrey Jacobowitz	$645,102	$60,528	$705,630
M. Brian McCarthy	$645,745	$60,528	$706,273
Joseph A. Beatty	$340,949	$366,220	$707,169
Jonathan M. Charak	$146,465	$167,158	$313,623
George S. Brody	$152,921	$150,576	$303,497
Robert L. Deering	$60,452	$34,463	$94,915
Henry J. Popplewell	$47,338	$133,994	$181,332

(1)	For executive officers, this column includes earned but unpaid and unvested RSUs. For directors, this column includes vested and unpaid RSUs.

Section 16 Matters

Pursuant to the Merger Agreement, Telular has agreed to take all actions reasonably necessary to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Contemplated Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Telular to be exempt under Rule 16b-3 under the Exchange Act.

Employment Agreements with Telular

Except for Joseph Beatty, none of Telular’s current named executive officers has entered into a written employment agreement.

Effective December 14, 2007, Telular entered into an employment agreement with Mr. Beatty, pursuant to which Mr. Beatty agreed to serve as Director, President and Chief Executive Officer of Telular.  Under the employment agreement, Mr. Beatty’s term of employment is to continue until terminated by either Telular or Mr. Beatty with at least 60 days prior notice.  The agreement entitles Mr. Beatty to receive an annual base salary and an annual cash bonus which amounts have been increased from the original contract over the years using methodologies and analyses as discussed in Telular’s 2013 Proxy Statement.  During fiscal 2012, Mr. Beatty’s base salary was $340,000, and his targeted annual bonus was 60% of base salary, or $204,000.  Payment of the bonus is dependent upon Telular performance goals, as well as his individual performance, which is determined through his written evaluation completed by the Board.  If Mr. Beatty’s employment is terminated by Telular other than for cause, as defined in the employment agreement, Mr. Beatty would be entitled to receive upon termination a lump-sum severance payment in an amount equal to his annual base salary.

Jonathan M. Charak, our Senior Vice President and CFO, has a severance agreement with Telular.  The severance agreement entitles Mr. Charak to a severance payment of six months’ salary at the time of termination in the event of termination other than for cause.  Mr. Brody also has a severance agreement with Telular.  The severance agreement entitles Mr. Brody to a severance payment of six months’ salary at the time of termination in the event of a change in control and a subsequent termination other than for cause.

Summary of Certain Benefits Payable in Connection with the Contemplated Transactions

The table below contains an estimate of the value of certain material payments and benefits payable, in connection with the Contemplated Transactions, to Telular’s executive officers, directors and affiliates, assuming that the Merger took place on May 8, 2013.  The table assumes, the following:

•	the executive officers and directors listed tender all of their oustanding Shares pursuant to the Offer;

•
the payment of the gross Restricted Stock Unit Value of Restricted Stock Units held by Telular’s directors and executive officers, as of May 8, 2013, that will be paid following the Completion of the Merger;

•	the payment of the Option Spread Value of the Options held by Telular’s directors and executive officers, as of May 8, 2013, that will be paid following the Completion of the Merger;

•	that, as contemplated by the Merger Agreement, none of the executive officers listed has a qualifying termination of his or her employment on May 8, 2013, after the Completion of the Merger;

These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the Merger Agreement or the related agreement, plan or arrangement, as applicable, and may materially differ from these estimates.

Name	Severance Payment		Shares Tendered Pursuant to the Offer	Total Option Spread Value	RSU Value	Healthcare Premiums	Cash Incentive Award	Welfare Benefits	Vacation Days	280G Gross-up
	($)		($)	($)	($)	($)	($)	($)	($)	($)
Directors
Lawrence S. Barker	--		60,391	-	761,531	--	--	--	--	--
Betsy J. Bernard	--		62,358	-	786,334	--	--	--	--	--
Brian J. Clucas	--		103,916	366,709	753,548	--	--	--	--	--
John Handy	--		8,270	-	104,285	--	--	--	--	--
Jeffrey Jacobowitz	--		55,958	-	705,630	--	--	--	--	--
M. Brian McCarthy	--		84,719	243,674	706,273	--	--	--	--	--

Named Executive Officers
Joseph A. Beatty	--	(1)	237,180	835,391	707,169	--	--	--	--
Jonathan M. Charak	--		197,171	1,253,593	313,623	--	--	--	--	--
George S. Brody	--		243,468	1,587,584	303,497	--	--	--	--	--
Robert L. Deering	--		49,528	240,976	94,915	--	--	--	--	--
Henry J. Popplewell	--		53,980	119,196	181,332	--	--	--	--	--

(1)	Mr. Joseph A. Beatty has notified the Board that he will resign as President, Chief Executive Officer and Director of Telular. Such resignation will be effective as of the closing of the Merger.

Employee Benefit Matters

The Merger Agreement provides that until December 31, 2013, Parent will provide, or will cause the Surviving Corporation to provide, each person employed in the United States by Telular or its subsidiaries immediately before the Completion of the Merger and who remains employed during the requisite period (“Company Employees”) with compensation and employee benefits that, taken as a whole, are substantially comparable in the aggregate to those provided under the Employee Plans (as defined in the Merger Agreement) as of April 29, 2013 (other than any equity or equity-based and nonqualified retirement or deferred compensation plans or arrangements).  The Merger Agreement also provides that, from and after the Completion of the Merger, Parent will, or will cause the Surviving Corporation to, assume, honor and continue during the twelve-month period after the date of the Completion of the Merger or, if sooner, until all obligations thereunder have been satisfied, certain of Telular’s employment, severance, change in control, retention and termination plans and agreements, in each case, as in effect on April 29, 2013, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by the Merger Agreement (either alone or in conjunction with any other event), without any amendment or modification, other than any amendment or modification required to comply with applicable law or entered into with the consent of the applicable Company Employee.  For purposes of any employee benefit plan, program, policy or arrangement (other than any equity or equity-based plan) maintained by the Surviving Corporation or any of its affiliates in which Company Employees are entitled to participate and that replaces an equivalent Employee Plan, for purposes of determining eligibility to participate, level of benefits, and vesting, each Company Employee’s service with Telular or any of its subsidiaries (as well as service with any predecessor employer of Telular or any such subsidiary, to the extent service with the predecessor employer is recognized by Telular or such subsidiary) will be treated as service with the Surviving Corporation or its affiliates, to the extent recognized prior to the Completion of the Merger for the same purpose under the equivalent Employee Plan, except in cases where credit would result in any duplication of benefits or compensation.

The Merger Agreement also provides that the Surviving Corporation will use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any health benefit plans maintained by the Surviving Corporation or any of its affiliates in which Company Employees (and their eligible dependents) will be eligible to participate that replace an equivalent Employee Plan that is a health benefit plan in 2013, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Employee Plan immediately prior to the Completion of the Merger.  The Merger Agreement also provides that the Surviving Corporation will use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during 2013 for purposes of satisfying such year’s deductible and co-payment limitations under any health benefit plans in which they will be eligible to participate that replace an Employee Plan that is a health benefit plan in 2013.

Director and Officer Exculpation, Indemnification and Insurance

Telular is organized under the laws of the State of Delaware.  Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Telular’s Certificate of Incorporation, as amended, provides that, to the fullest extent permitted by the DGCL, its directors shall not be liable to Telular or its stockholders for monetary damages for breach of fiduciary duty.

In addition, Telular’s Bylaws provide that every person who is or was a director, officer, employee or agent of Telular, or of any other enterprise which such person served at the request of Telular or any other person connected with the business of Telular, who the board of directors may designate, shall be indemnified against all liability and reasonable expenses (including reasonable counsel fees and disbursements) incurred by such person in connection with or resulting from any action, suit or proceeding in which such person may become involved as a party or otherwise by reason of such person’s being or having been a director, officer, employee or agent of Telular or such other enterprise, or by reason of such person’s connection with the business of Telular, provided that said action, suit or proceeding is prosecuted to a final determination and such person defends successfully on the merits or otherwise or, in the absence of such a final determination in such person’s favor, that the board of directors shall determine that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Telular and, with respect to any criminal action or proceeding, that such person had no reasonable cause to believe his conduct was unlawful.  Such determinations are to be made (i) by the board of directors by a majority vote of a quorum consisting of directors not parties to such action, suit or proceeding; (ii) if such quorum is not obtainable or if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (iii) by the stockholders.

Telular’s Bylaws also provide that, in the case of any action, suit or proceeding by or in the right of Telular, no indemnification shall be made with respect to any claim, issue or matter as to which the person seeking indemnification is adjudged to be liable to Telular unless, and only to the extent that, the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for reasonable expenses as the Court of Chancery or such other court shall deem proper.  Any such indemnification in the case of an action, suit or proceeding by or in the right of Telular shall extend only to reasonable expenses and shall not extend to any liability.

Telular’s Bylaws permit Telular to advance reasonable expenses incurred by a director, officer, employee or agent in an action, suit or proceeding on terms fixed by the board of directors subject to an obligation to repay if indemnification proves unwarranted.

Under the Merger Agreement, Parent has agreed, for the later of six years after the Completion of the Offer and the expiration of the applicable statute of limitation, to cause the Surviving Corporation, to the extent permitted by applicable law, to indemnify, defend and hold harmless against any losses, claims, damages, liabilities, reasonable and documented costs, reasonable and documented expenses (including attorneys’ fees and expenses), fines and amounts paid in settlement incurred in connection with any threatened or actual claim or proceeding, and provide advancement of expenses to all present and former officers, directors, employees and agents (including fiduciaries with respect to employee benefit plans) of Telular or any of its subsidiaries (each, an “Indemnified Person”), to the same extent such Indemnified Persons were indemnified or had the right to advancement of expenses as of April 29, 2013 by Telular pursuant to Telular’s Certificate of Incorporation and Bylaws and indemnification agreements of Telular in existence on April 29, 2013 with any of its directors and officers.  Parent has also agreed to cause to be maintained in effect, for six years after the Completion of the Merger, provisions in the certificate of incorporation and bylaws of the Surviving Corporation and each of its subsidiaries regarding elimination of liability, indemnification and advancement of expenses that are no less favorable to the intended beneficiaries than the corresponding provisions in the certificate of incorporation and bylaws of Telular and each of its subsidiaries in existence on April 29, 2013.  From and after the Closing of the Merger, any agreement between any Indemnified Person and Telular or any of its subsidiaries regarding elimination of liability, indemnification or advancement of expenses will be assumed by the Surviving Corporation, will survive the Merger and will continue in full force and effect in accordance with its terms.

Under the Merger Agreement, Telular has agreed to obtain and fully pay the premium for a non-cancellable extension of the directors’ and officers’ liability coverage of Telular’s existing directors’ and officers’ insurance policies and Telular’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Closing of the Merger with respect to any claim related to any period or time at or prior to the Closing of the Merger, provided that the cost per annum payable for such “tail” insurance policy shall not exceed 300% of the amount per annum Telular paid in its fiscal year ending September 30, 2013.  If Telular for any reason fails to obtain such “tail” insurance policy as of the Closing of the Offer, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Closing of the Merger the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Telular in place as of April 29, 2013 with benefits and levels of coverage at least as favorable as that provided under Telular’s existing policies as of April 29, 2013, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to purchase comparable policies for such six-year period with benefits and levels of coverage at least as favorable as provided under Telular’s existing policies as of April 29, 2013, provided that the cost per annum payable such “tail” insurance policy shall not exceed 300% per annum of the amount per annum Telular paid in its fiscal year ending September 30, 2013, and if the cost for such “tail” insurance policy exceeds such amount, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Item 4.  The Solicitation or Recommendation.

On April 28, 2013, the Board unanimously, among other things: (i) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Telular and its stockholders that Telular enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to Telular and its stockholders and (iv) recommended that Telular’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

The Board unanimously recommends that Telular’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

A copy of the letter to Telular’s stockholders, dated May 10, 2013, communicating the recommendation of the Board, as well as a joint press release, dated April 29, 2013, issued by Telular and Avista Capital Partners, which controls both Parent and Merger Sub, announcing the Offer, are included as Exhibits (a)(9) and (a)(7) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer

It is the Board’s practice to regularly review the strategic plan of, and to discuss potential strategic options for, Telular at its quarterly Board meetings.  These strategic options typically involve growth via acquisition, but at times have included other business combinations which likely would necessitate a sale of Telular to another party given the relative size of the other parties being considered in such scenarios.  The acquisitions of the TankLink and SkyBitz businesses over the past several years are examples of this strategic discussion having resulted in tangible action by the Board when appropriate.

During April 2012, Telular was contacted by a financial sponsor (“Financial Sponsor A”), which requested a meeting with Telular’s management.  During a telephone conversation with Joseph Beatty, President and Chief Executive Officer of Telular, principals from Financial Sponsor A indicated that Financial Sponsor A was very interested in making an investment in the machine-to-machine ("M2M") wireless communications industry and, given Telular’s position as a leader in the M2M wireless communications industry, had identified Telular as an attractive investment prospect.  Mr. Beatty was impressed by Financial Sponsor A’s knowledge of the M2M wireless communications industry generally and its specific knowledge of Telular and agreed to meet in person with representatives of Financial Sponsor A.  During the course of the meeting, which also occurred in April 2012, Financial Sponsor A reiterated its interest in acquiring Telular and in Telular's management remaining in place in the event of an acquisition by Financial Sponsor A.

In May 2012, a mutual acquaintance of Phil Seskin, an Industry Excecutive of Avista, and Mr. Beatty informed Mr. Beatty that an unnamed financial sponsor was interested in developing relationships in the M2M wireless communications industry.  The acquaintance suggested that he facilitate an introduction between Telular and the financial sponsor.  The acquaintance intended to introduce Mr. Beatty to Avista, but did not identify Avista by name to Mr. Beatty.  Due to the vague and unspecific nature of the acquaintance’s comments, Mr. Beatty did not view the proposed introduction as a credible indication of interest in Telular and on June 6, 2012 informed the acquaintance that Telular was not interested. Because Mr. Beatty did not view the comments as a serious expression of interest, Mr. Beatty did not follow up with the Board.

On June 27, 2012, Mr. Beatty met with principals from Financial Sponsor A and with one of the named founders of Financial Sponsor A to learn more about Financial Sponsor A’s history.

On July 18, 2012, representatives from Financial Sponsor A met with Mr. Beatty in Telular’s Herndon, VA offices to indicate that they had reviewed publicly available information on Telular and that Financial Sponsor A was seriously considering making an acquisition proposal for Telular.

By letter dated July 24, 2012, Financial Sponsor A submitted a non-binding indication of interest to Telular indicating that Financial Sponsor A was interested in acquiring all outstanding Shares at a price of $10.25 per Share in cash with no financing condition.  The indication of interest was subject to, among other things, satisfactory completion of due diligence and the execution of a definitive agreement.

On July 31, 2012, at a regularly scheduled meeting of the Board, the Board met with senior management of Telular and representatives of Covington & Burling LLP (“Covington”), outside counsel to the Board, to discuss Financial Sponsor A’s July 24th proposal.  During this meeting, representatives of Covington reviewed with the Board its fiduciary duties under applicable law in the context of considering a proposed business combination transaction and related legal considerations.  Following this discussion, representatives of Financial Sponsor A were invited to the meeting to present to the Board the terms of Financial Sponsor A’s proposal and to answer questions from the Board regarding such proposal.  Financial Sponsor A was then excused from the meeting and Covington discussed with the Board the process for reviewing and evaluating Financial Sponsor A’s proposal, including the benefits of engaging a competent and credentialed investment banking firm to assist in, among other things, the Board’s evaluation of the proposal and possible exploration of potential strategic alternatives. The Board then directed Mr. Beatty and Jonathan Charak, Senior Vice President and Chief Financial Officer, to promptly begin the process of identifying and engaging an appropriate investment banking firm after consultation with the Board and to inform Financial Sponsor A that the Board was evaluating its proposal. Following this meeting, Mr. Beatty engaged in discussions with several investment banking firms that were potential candidates to serve as Telular’s financial advisor.

On August 3, 2012, Mr. Beatty informed representatives of Financial Sponsor A that Telular was evaluating Financial Sponsor A’s proposal and would respond to Financial Sponsor A in due course.

On August 6, 2012, at a special meeting of the Board, management updated the Board on the search for a financial advisor.  After a discussion of the financial advisor candidates and their qualifications, the Board authorized management to engage either of two specific investment banking firms identified by Mr. Beatty, one of which was Oppenheimer & Co. Inc. (“Oppenheimer”).  The Board also discussed whether there was a need to form a special committee to consider Financial Sponsor A’s proposal and directed Mr. Charak to research the question and to report back to the Board.

On August 8, 2012, the Board held a special meeting by telephone to discuss matters relating to Financial Sponsor A’s proposal.  After discussion, the Board determined that formation of a special committee was not necessary because no Board member had a conflict of interest with respect to the proposal.  The Board delegated authority to Mr. Beatty and Betsy Bernard, Chairperson of the Board, to lead negotiations relating to any potential transaction.

On August 13, 2012, the Board held a special meeting by telephone with Telular’s senior management to receive an update on the progress of discussions with a potential financial advisor and process considerations.   Mr. Beatty informed the Board that, consistent with the Board’s prior directives, Telular had engaged Oppenheimer as Telular’s financial advisor to assist in the Board’s evaluation of Financial Sponsor A’s proposal and potential strategic alternatives and that Financial Sponsor A had been informed that representatives of Oppenheimer would contact Financial Sponsor A’s representatives.  Mr. Beatty also informed the Board that Oppenheimer recommended that Telular conduct a third-party solicitation process to enable the Board potentially to obtain competitive bids and enhance the value in a proposed transaction.  The Board concurred with this recommendation.

On August 14, 2012, in accordance with Telular’s directives, Oppenheimer contacted Financial Sponsor A on behalf of Telular to inform Financial Sponsor A that Oppenheimer had been engaged as Telular’s financial advisor and would update Financial Sponsor A regarding next steps after discussion with the Board.

On August 15, 2012, Mr. Beatty and Mr. Charak participated in a kick-off meeting with representatives from Oppenheimer to discuss Financial Sponsor A’s proposal and related matters.  The discussion included a (a) general update on Telular’s business from senior management, (b) proposed timeline for responding to Financial Sponsor A’s proposal, and (c) proposed list of potential buyers to be contacted as part of Telular’s third-party solicitation process.  With Oppenheimer’s assistance and input from Mr. Beatty and Mr. Charak, 36 parties that were believed to have possible interest in a transaction with Telular were identified, including 22 financial sponsors and 14 strategic parties.  Financial sponsors were selected taking into consideration, among other factors, their fund size and target investment size, available capital and industry focus based on prior investments, current investments or stated interest in Telular’s industry.  Strategic parties were selected taking into consideration, among other factors, their financial resources and potential interest in Telular’s industry.

On August 17, 2012, at Financial Sponsor A’s request, representatives of Financial Sponsor A held a conference call with representatives of Oppenheimer to review Financial Sponsor A’s proposal as previously presented to Telular’s senior management and the Board on July 31, 2012.

On August 20, 2012, the Board held a special meeting by telephone with senior management of Telular and representatives of Oppenheimer and Covington.  Representatives from Oppenheimer updated the Board on the items discussed at the kick-off meeting with senior management on August 15, 2012, which items included a (a) general update on Telular’s business from senior management, (b) proposed timeline for responding to Financial Sponsor A’s proposal, and (c) proposed list of potential buyers to be contacted as part of Telular’s third-party solicitation process.  Following discussion, the Board approved the list of potential buyers identified and discussed during the meeting and authorized senior management, with the assistance of Telular’s legal and financial advisors, to contact such potential acquirors on behalf of Telular and to inform Financial Sponsor A that the Board had determined to conduct a third-party solicitation process in which Financial Sponsor A would be invited to participate. In accordance with the Board's directives, Oppenheimer thereafter so informed Financial Sponsor A.

Between August 20, 2012 and mid-October 2012, at the direction of the Board, the 36 potential acquirors previously discussed and approved by the Board were contacted to gauge their interest in a potential transaction with Telular.  Four other potential acquirors also were identified with Oppenheimer’s assistance, including three financial sponsors and one strategic party.  The Board approved such additional potential acquirors and authorized management, with the assistance of Telular’s legal and financial advisors, to contact such parties on behalf of Telular.

Of the 40 parties contacted, 21 parties (16 financial sponsors and five strategic buyers) indicated interest in receiving additional information and subsequently entered into non-disclosure agreements with Telular.  Upon execution of a non-disclosure agreement, each party was provided the opportunity to review certain limited non-public information regarding Telular and was then invited to submit non-binding indications of interest. Four parties (two financial sponsors and two strategic buyers) subsequently submitted indications of interest.

On August 31, 2012, Telular and Financial Sponsor A entered into a non-disclosure agreement.  On that same date, Mr. Beatty and Mr. Charak, together with representatives of Oppenheimer, met with representatives from Financial Sponsor A.  At this meeting, Telular’s senior management provided Financial Sponsor A’s representatives with an operational and financial overview of Telular.

On September 5, 2012 and September 17, 2012, the Board held special meetings by telephone with Telular’s senior management and legal and financial advisors to receive updates on Telular’s third-party solicitation process, including parties contacted and process timeline.

On September 13, 2012, Mr. Beatty and Mr. Charak met, together with representatives of Oppenheimer, with representatives from Financial Sponsor A. Topics addressed at this meeting included a discussion regarding Telular’s financial performance and growth opportunities.

On September 19, 2012, Financial Sponsor A was granted access to an electronic data room containing due diligence materials related to Telular.  During the next several weeks, Financial Sponsor A and its advisors conducted due diligence on Telular and its operations, including numerous in-person meetings and teleconference calls with representatives of Telular and its advisors.

On September 25, 2012, senior management held a conference call with a strategic buyer (“Strategic Buyer A”) that had executed a non-disclosure agreement regarding a potential strategic transaction in which an overview and key trends in each of Telular’s three business units were discussed.  Shortly after this meeting, Strategic Buyer A indicated that it was not interested in a potential transaction with Telular due to concerns regarding customer concentration in Telular’s Telguard business.

Also on September 25, 2012, another financial sponsor (“Financial Sponsor B”) submitted a non-binding indication of interest to acquire all outstanding Shares for $10.00 to $10.50 per Share in cash, subject to completion of due diligence, obtaining debt financing on satisfactory terms and other customary conditions.  Thereafter, on September 28, 2012, Financial Sponsor B was granted access to an electronic data room containing due diligence materials relating to Telular.  During the next several weeks, Financial Sponsor B and its advisors conducted due diligence on Telular and its operations, including in-person meetings and teleconference calls with representatives of Telular and its advisors.

Also on September 25, 2012, as part of ordinary course marketing efforts, a representative of Oppenheimer met with a representative from a financial sponsor (“Financial Sponsor C”). During the meeting, representatives of Financial Sponsor C indicated interest in the M2M wireless communications industry and the Telular opportunity. After this meeting, Oppenheimer updated Telular's senior management regarding its discussions with, and potential interest of, Financial Sponsor C.

On September 27, 2012, the Board held a special meeting by telephone with Telular’s senior management and legal and financial advisors to receive an update on Telular’s third-party solicitation process, including an overview from representatives of Oppenheimer of the non-binding indications of interest then received to date from Financial Sponsor A and Financial Sponsor B and the status of discussions with other potential acquirors generally.

On September 30, 2012, Mr. Beatty spoke with the Chief Executive Officer of another strategic buyer (“Strategic Buyer B”), which had executed a non-disclosure agreement with Telular on September 18, 2012, about due diligence matters, including Telular’s growth opportunities.

On October 1, 2012, senior management gave a presentation in Chicago to representatives of Financial Sponsor A and its potential lenders.  The presentation included an overview of Telular’s business, growth strategy and historical and projected financial performance.

On October 5, 2012, senior management gave a presentation in Chicago to representatives of Financial Sponsor B and its potential lenders. The presentation included an overview of Telular’s business, growth strategy and historical and projected financial performance.

Also on October 5, 2012, an additional strategic buyer (“Strategic Buyer C”), with which Telular had an existing commercial relationship, submitted a non-binding indication of interest to acquire all outstanding Shares for $11.50 to $12.00 per Share in cash, subject to completion of due diligence and other customary conditions.  Thereafter, on October 8, 2012, Strategic Buyer C was granted access to an electronic data room containing due diligence materials related to Telular.  During the next several weeks, Strategic Buyer C and its advisors conducted due diligence on Telular and its operations, including in-person meetings and teleconference calls with representatives of Telular and its advisors.

On October 8, 2012, the Board held a special meeting by telephone with Telular’s senior management and legal and financial advisors to receive an update on Telular’s third-party solicitation process, including an overview of the non-binding indication of interest then received to date from Strategic Buyer C and the status of discussions with Financial Sponsor A, Financial Sponsor B and potential acquirors generally.

Also on October 8, 2012, Strategic Buyer B submitted a non-binding indication of interest to acquire all outstanding Shares for cash and stock consideration in the amount of $11.00 to $12.00 per Share, subject to completion of due diligence, final approval by the Board and other customary conditions.  On October 11, 2012, Strategic Buyer B attended a management presentation in Chicago with Telular’s senior management.  Representatives from Oppenheimer also attended this meeting.

On October 12, 2012, senior management gave a presentation in Chicago to representatives of Strategic Buyer C. The presentation included an overview of Telular’s business, growth strategy and historical and projected financial performance.

On October 17, 2012, Telular's senior management held an in-person meeting with representatives of Financial Sponsor C in Chicago.  At this meeting, senior management provided Financial Sponsor C with an overview of Telular’s business and financial performance.  Financial Sponsor C subsequently indicated that it was not likely to propose a valuation for Telular meaningfully higher than Telular's then-current share price and was not interested in proceeding with Telular’s process.

On October 18, 2012, Financial Sponsor B informed Oppenheimer that it was not interested in participating in a competitive process without expense reimbursement.

On October 18, 2012, Strategic Buyer B’s Chief Executive Officer contacted Mr. Beatty by telephone to indicate that Strategic Buyer B was no longer interested in a potential acquisition of Telular due to uncertainty regarding the future of Telular’s Telguard business.

Also between October 18, 2012 and October 22, 2012 at the direction of the Board, Financial Sponsor A and Strategic Buyer C were furnished with a package of materials, including a process letter with guidelines for the submission of a written final proposal and an initial draft merger agreement. The two parties were invited to submit a definitive proposal for the acquisition of Telular by November 5, 2012.

On October 22, 2012 and November 1, 2012, the Board held special meetings by telephone with Telular’s senior management and legal and financial advisors to receive an update on Telular’s third-party solicitation process. Topics addressed included an overview of parties then remaining in the process and process timeline.

On October 29, 2012, Messrs. Beatty and Charak attended a meeting of Financial Sponsor A’s investment committee to give a presentation on, and to answer questions about, Telular’s business, growth strategy and historical and projected financial performance.

On November 2, 2012, Oppenheimer contacted Strategic Buyer C to confirm that it would be in a position to submit a proposal by Telular’s November 5th deadline, which Strategic Buyer C confirmed would be the case.

On November 5, 2012, Financial Sponsor A submitted a debt commitment letter and mark-up to the draft merger agreement, which did not contain a per Share purchase price.  On the same date, Strategic Buyer C informed Oppenheimer that it had decided not to submit a bid, indicating that it was not interested in Telular’s Telguard business.

Following the close of the stock market on November 6, 2012, Telular announced that it would increase its quarterly dividend by 9% and released its fiscal year 2012 fourth quarter and full year results.  Telular also announced adjusted EBITDA guidance of $23.5 million to $25.5 million for its 2013 fiscal year.  The market responded favorably to these announcements and the closing price for Telular’s Shares increased from $9.82 per Share on November 6, 2012 before the announcement to $10.69 per Share on November 7, 2012, the trading day following such announcement.

On November 8, 2012, as part of ordinary course marketing efforts, a representative of Oppenheimer met with Brendan Scollans, a Partner of Avista, at Avista’s offices in New York.  During the meeting, Mr. Scollans indicated interest in the M2M wireless communications industry and the Telular opportunity was mentioned.  The Oppenheimer representative and Mr. Scollans decided to arrange a follow-up meeting.

On November 9, 2012, Financial Sponsor A submitted a revised merger agreement with a per Share purchase price of $10.25 in cash.  On the date that it submitted this proposal, Telular’s Shares closed at $10.91 per Share.

On November 12, 2012, the Board held a special meeting by telephone to discuss Financial Sponsor A’s revised proposal.  Telular’s senior management and legal and financial advisors also joined this call.  The Board considered Financial Sponsor A’s proposal in light of Telular’s financial results announced on November 6, 2012 and the positive response to these results reflected in Telular’s Share price.  Following a discussion of the Board’s fiduciary duties with Telular’s legal counsel and financial aspects of the proposal with Oppenheimer and, given Telular’s then current Share price, the Board directed Oppenheimer to seek a higher purchase price from Financial Sponsor A.  On that same day, in accordance with the Board’s directives, Oppenheimer contacted Financial Sponsor A to inform it of the Board’s position.  During this conversation, Financial Sponsor A rejected the proposal of a higher purchase price.  Based on this response, the Board terminated its discussions with Financial Sponsor A and, with no other active proposals outstanding, considered the formal sale process of Telular closed.

On January 10, 2013, representatives from Oppenheimer met with Mr. Scollans, Mr. Seskin and Robert Girardi, a Vice President of Avista, at Avista’s offices in New York to further discuss the M2M wireless communications industry, including Telular.

In January 2013, Mr. Beatty informed the Board that he was considering resigning from his roles at Telular for personal reasons.  Following these discussions, on January 27, 2013, the Board convened a special meeting to discuss with Mr. Beatty his potential departure, a potential timeframe for any departure and related matters.  At the conclusion of that meeting, Mr. Beatty and the Board determined that Mr. Beatty would resign from Telular following announcement of Telular’s second quarter financial results, which was expected to occur on or after May 2, 2013.

Beginning in January 2013 and continuing into February 2013, Shawn Welsh, Vice President of Marketing and Business Development of Telular, responded to an inquiry from, and engaged in discussions with, Strategic Buyer C regarding an expansion of Telular’s existing commercial relationship with Strategic Buyer C to potentially include Strategic Buyer C reselling Telular’s SkyBitz services to Strategic Buyer C’s customer base.

On February 1, 2013, representatives from Oppenheimer met with Mr. Beatty and Mr. Charak in Chicago to receive an update on Telular’s business.  During this meeting, Oppenheimer mentioned that Avista had expressed interest in the M2M wireless communications industry and was familiar with Telular.

On February 24, 2013, the Board held a special meeting to discuss potential business combination transactions.  During that meeting, upon Mr. Beatty’s recommendation, the Board directed Mr. Beatty to request that Oppenheimer explore a potential sale of Telular to Avista and authorized management to explore a potential sale of the SkyBitz and TankLink businesses to Strategic Buyer C.

On March 6-7, 2013, in accordance with the Board’s directives, Oppenheimer informed Mr. Scollans and Mr. Girardi that Telular had indicated that it was interested in discussing a potential acquisition of Telular by Avista and, on March 7, 2013, Oppenheimer sent a draft non-disclosure agreement to Avista at Telular’s request to enable Avista to receive non-public information relating to Telular.

On March 7, 2013, Strategic Buyer C confirmed its interest in acquiring Telular’s SkyBitz and TankLink businesses and was granted approval to receive financial and operating information for the SkyBitz and TankLink businesses as well as the entirety of Telular.

On March 8, 2013, Avista executed a non-disclosure agreement with Telular.  Thereafter, in accordance with the Board’s directives, Oppenheimer sent Avista a management presentation regarding Telular.  A revised management presentation containing updated financial information regarding Telular (including projections through 2015) was sent to Avista on March 12, 2013.

On March 11, 2013, Financial Sponsor A contacted Oppenheimer to express its continued interest in an acquisition of Telular.  In accordance with Telular's directives, Oppenheimer informed Financial Sponsor A that Telular was open to receiving a proposal from Financial Sponsor A, but that the Board continued to view Financial Sponsor A’s previous bid as inadequate.

On March 16, 2013, Mr. Beatty and Mr. Charak gave a management presentation in Chicago to Mr. Scollans, Mr Girardi, Mr. Seskin, Allen Yurko, an Industry Expert of Avista, and other representatives of Avista.  Representatives of Oppenheimer also were present at the meeting. The presentation included an overview of Telular’s business, growth strategy and historical and projected financial performance, and Mr. Beatty and Mr. Charak also answered questions raised by Avista’s representatives.  After the presentation, Avista expressed interest in pursuing a possible transaction with Telular and indicated that it would provide an indication of interest by March 19, 2013.

By letter dated March 18, 2013, Avista submitted a non-binding indication of interest to Telular indicating that Avista was interested in acquiring all outstanding Shares for $12.25- $12.50 per Share in cash.  The indication of interest indicated that the purchase price would be financed through a combination of debt and equity financing and was subject to, among other things, satisfactory completion of due diligence and the execution of a definitive agreement.  Avista also submitted a letter requesting that Telular negotiate exclusively with Avista for a 30-day period.

On March 20, 2013, Oppenheimer informed Mr. Girardi that the Board would review Avista’s proposal.

On March 22, 2013, the Board held a special meeting to review Avista’s proposal.  At this meeting, the Board directed Oppenheimer to inform Avista that the Board had determined not to negotiate exclusively with Avista.

Also on March 22, 2013, Financial Sponsor A requested updated financial forecasts for Telular for fiscal year 2013 from Telular management.  Oppenheimer subsequently provided such updated forecasts on behalf of Telular.

On March 25, 2013, in accordance with the Board’s directives, Oppenheimer informed Mr. Scollans that the Board had indicated that it was willing to allow Avista to proceed with further due diligence, but that the Board was unwilling at that time to negotiate exclusively with Avista.  On the same date, Avista was granted access to an electronic data room containing due diligence materials related to Telular.

On March 26, 2013, Strategic Buyer C submitted an initial proposal for the acquisition of Telular’s SkyBitz and TankLink businesses for $90.0 million in cash and requested that Telular negotiate exclusively with Strategic Buyer C.  At a meeting on the same day, the Board determined not to commit to negotiating exclusively with Strategic Buyer C and instructed Oppenheimer to so inform Strategic Buyer C.

On March 28, 2013, in accordance with the Board’s directives, Oppenheimer notified Strategic Buyer C that the Board was evaluating its proposal but was unwilling at that time to negotiate exclusively with Strategic Buyer C.

Between April 5, 2013 and April 11, 2013, process letters with guidelines for the submission of a written final proposal were sent to the three remaining interested parties, Avista, Financial Sponsor A and Strategic Party C, with a request to submit final proposals by April 25, 2013.

On April 5, 2013, representatives of Avista and Avista’s potential debt financing sources and other advisors met with Telular’s senior management team in Chicago to conduct a full-day due diligence session on Telular, including detailed discussions of Telular’s business and financial performance.  On the same date, Mr. Beatty met with a partner from Financial Sponsor A to discuss the search for a new chief executive officer for Telular and related transition matters.

On April 11, 2013, Oppenheimer and Kelley Drye & Warren, LLP (“Kelley Drye”), Telular’s outside mergers and acquisitions counsel, conducted a conference call with Kirkland & Ellis LLP (“Kirkland”), Avista’s outside legal counsel, to discuss the draft merger agreement sent to interested parties on April 5, 2013.

Also on April 11, 2013, the Board held a special in-person meeting with Telular’s senior management to receive an update on Telular’s third-party solicitation process.  Representatives of Telular’s legal and financial advisors also attended this meeting by telephone.  During this meeting, Oppenheimer updated the Board regarding discussions with potential bidders since the last Board meeting and also discussed with the Board financial aspects of Strategic Party C's indicative proposal received on March 25th and noted for the Board that the three remaining bidders had been requested to submit find proposals by April 25th.  The Board evaluated Strategic Buyer C’s proposal to acquire only Telular’s SkyBitz and TankLink businesses and, in particular, strategic and financial considerations raised by this proposal, including the potential impact on Telular, both on a stand-alone basis and as a potential acquisition target, of a sale of the SkyBitz and TankLink businesses.  Following this discussion and a further discussion of the Board’s fiduciary duties, the Board concluded that Strategic Buyer C’s proposal was inadequate and that a potential sale of the entire company, if possible, was preferable from the perspective of maximum shareholder value, to a sale of only the SkyBitz and TankLink businesses.  Consequently, the Board directed Oppenheimer to inform Strategic Buyer C of the Board’s view that Strategic Buyer C’s proposed purchase price was inadequate as well as the Board’s preference for a proposal for the entire company.  Oppenheimer was also directed to inform Strategic Buyer C that the Board was in discussions with another potential bidder that was interested in the acquisition of the entire company.  In accordance with the Board’s directives, Oppenheimer subsequently informed Strategic Buyer C of the Board’s views and preferences regarding Strategic Buyer C’s proposal and that Telular was in discussions with other parties with respect to the acquisition of the entire company.

On April 12, 2013, Strategic Buyer C informed Oppenheimer that it was not willing to increase its proposed purchase price for the SkyBitz and TankLink businesses and that it was not interested in acquiring the entire company.  Accordingly, Strategic Buyer C notified Oppenheimer that it would not participate further in Telular’s process.

On April 8, 2013, a potential strategic buyer (“Strategic Buyer D”), which previously had indicated an interest in Telular to Mr. Beatty, executed a non-disclosure agreement with Telular and indicated that it would be interested in acquiring Telular together with a financial sponsor that also subsequently executed a non-disclosure agreement with Telular.

On April 15, 2013, Telular’s senior management conducted a conference call with Mr. Scollans, Mr. Girardi and other representatives from Avista to discuss certain business and financial information relating to Telular.

On April 17, 2013, Oppenheimer conducted a conference call with Mr. Girardi to discuss next steps and potential timing of Telular's process.  Later that same day, Kirkland sent a mark-up of the merger agreement to Kelley Drye which, among other things, (i) prohibited the declaration and payment of dividends by Telular between signing and closing, (ii) revised various provisions relating to the “go-shop” and “no-shop” periods, (iii) revised various provisions relating to termination rights and remedies (including the amount of the termination fee and reverse termination fee) and (iv) revised various terms relating to the Offer.

On April 18, 2013, Mr. Scollans contacted Oppenheimer to suggest that Kelley Drye contact Kirkland to discuss Avista’s mark-up of the merger agreement.

On April 22, 2013, Kelley Drye received from Kirkland a mark-up of the disclosure schedules sent to interested parties on April 4, 2013.  On the same day, Kelley Drye contacted Kirkland to discuss Avista’s mark-up of the merger agreement.

On April 23, 2013, Kelley Drye sent a revised draft of the merger agreement to Kirkland.  Among other things, the revised draft (i) permitted the declaration and payment of dividends by Telular between signing and closing, (ii) revised various provisions relating to the “go-shop” and “no-shop” periods, (iii) revised various provisions relating to termination rights and remedies (including the amount of the termination fee and reverse termination fee), and (iv) revised various terms relating to the Offer.  Later that same day, Kelley Drye received initial drafts of Avista’s equity commitment letter and limited guaranty.

On April 24, 2013, Kelley Drye conducted a conference call with Kirkland to discuss the revised draft of the merger agreement that Kelley Drye had sent the prior day.  Later that same day, Telular received an all-cash proposal from Avista to acquire all outstanding Shares for $12.25 per Share, which represented a 25% premium over the closing price for the Shares on such date.  This proposal was subject to a financing condition under which $125 million of the purchase price was payable with debt financing with the balance to be financed by an equity investment.  The proposal indicated that Avista had completed its business, legal and financial due diligence.  The proposal was accompanied by a mark-up of the draft merger agreement, along with debt commitment letters from two banks, each of which was willing to underwrite the full amount of debt financing.  Avista’s mark-up of the merger agreement, among other things, (i) prohibited the declaration and payment of dividends by Telular between signing and closing, (ii) revised various provisions related to the “go-shop” and “no-shop” periods and (iii) revised various provisions relating to termination rights and remedies (including the amount of the termination fee and reverse termination fee).

On April 25, 2013, Telular received Financial Sponsor A’s final proposal to acquire Telular.  In this proposal, Financial Sponsor A made an all-cash proposal for all outstanding Shares for $11.00 per Share, which represented a 12% premium over the closing price for the Shares on such date.  This proposal was subject to a financing condition under which $130 million of the purchase price was payable with debt financing with the balance to be financed by an equity investment.  The proposal was accompanied by a mark-up of the draft merger agreement, along with a debt commitment letter from a bank that was willing to underwrite the full amount of debt financing.  This proposal was subject to confirmatory legal due diligence and updated earnings information for Telular.

Also on April 25, 2013, Mr. Scollans contacted Oppenheimer to discuss Avista’s proposal, including the proposed offer price and expected process and timing to finalize negotiations and definitive documentation with respect to the proposed transaction.  Oppenheimer informed Mr. Scollans that the Board would be meeting to evaluate Avista’s proposal.

On April 26, 2013, the Board held a special meeting by telephone with Telular’s senior management and legal and financial advisors to discuss the final bids received from Avista and Financial Sponsor A.  The Board reviewed each of the bids, including with respect to price, financing sources and arrangements, timing, material conditions and remaining due diligence review to be conducted.  Kelley Drye and Covington highlighted outstanding comments on the draft merger agreements.  Oppenheimer discussed with the Board financial aspects of the bids and related financial matters. The conversation then focused on Avista's proposal.  The Board discussed the go-shop provision included in the draft merger agreement submitted by Avista and outstanding legal points, including whether Telular should be able to pay its quarterly dividend without a reduction in the purchase price, the parameters of the go-shop and no-shop provisions and potential termination fees.  At the conclusion of this meeting, the Board determined to proceed with negotiations with Avista and directed Oppenheimer to endeavor to obtain increased purchase prices from Avista and Financial Sponsor A. In accordance with the Board's directives, Oppenheimer subsequently contacted Financial Sponsor A regarding Financial Sponsor A’s proposal but received no further response.

On April 27, 2013, Oppenheimer informed Mr. Scollans and Mr. Girardi, in accordance with the Board’s directives, that the Board would be willing to continue negotiations with Avista if Avista increased its offer price, permitted Telular to pay its regular quarterly dividend and made certain modifications to the merger agreement, including with respect to termination rights and the amount of the termination fees, the Board’s “fiduciary out” rights and the ability to extend the Outside Date (as defined in the Merger Agreement) if the FCC Condition (as defined in the Merger Agreement) had not been satisfied.  Avista indicated that it would accept the Board’s requests if Telular and Avista executed definitive transaction documents and announced the proposed transaction prior to the open of the market on April 29, 2013.  Avista agreed to (i) raise its proposed purchase price from $12.25 per Share to $12.50 per Share in cash, (ii) permit Telular to declare a quarterly dividend, (iii) accelerate all outstanding options and RSU awards and (iv) accept the Board’s requested changes to the merger agreement.

Throughout April 27 and 28, 2013, negotiations continued with respect to the merger agreement, related disclosure schedules and Avista’s equity commitment letter and limited guaranty.  During these negotiations, Avista agreed to increase its proposed purchase price to $12.61 per Share in cash in exchange for no further payment by Telular of regular quarterly dividends between signing and closing of the transaction.

In the evening of April 28, 2013, the Board held a special meeting by telephone with Telular’s senior management and legal and financial advisors to consider Avista’s revised proposal.  A copy of the proposed Merger Agreement with Avista and related documents were circulated to the Board prior to the meeting.  At this meeting, the Board was informed that, as a result of continued negotiations, Avista had agreed to increase further its proposed purchase price to $12.61 per Share. The Board discussed legal matters associated with the proposed transaction, including the proposed Merger Agreement, the Board’s fiduciary duties and key actions the Board would need to take in connection with the execution of the Merger Agreement and the Board’s recommendation to Telular’s stockholders. Oppenheimer reviewed with the Board its financial analysis of the $12.61 per Share cash consideration and rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated April 28, 2013, to the effect that, as of that date and based on and subject to the matters described in the opinion, the consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Avista Capital Holdings, L.P., Parent, Merger Sub, each of the parties that are guarantors to the obligations of Parent and Merger Sub, and their respective affiliates (collectively “excluded holders”)) was fair, from a financial point of view, to such holders.  At this meeting, the Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and directed Telular’s senior management and legal and financial advisors to finalize discussions with Avista on the Merger Agreement, including specific deal points regarding (i) the material adverse effect definition included in the agreement (the Board wanted to narrow the definition to apply only to the Telular business), (ii) Avista’s termination rights under the agreement (the Board wanted to eliminate ambiguous language in the no-shop provision) and (iii) a modification of the termination fees (the Board wanted, among other things, a reduction of the termination fee payable in the event of a breach of the no-shop provisions of the Merger Agreement).  After the meeting, Telular’s legal and financial advisors contacted Avista and its counsel to discuss these items.

Later in the evening of April 28, 2013, the Board reconvened a special meeting to receive an update.  Representatives of Telular’s senior management and legal and financial advisors also attended this meeting.  Kelley Drye reported to the Board that Avista had agreed to (i) narrow the material adverse effect definition to limit it to material changes to the Telular business, (ii) eliminate ambiguous language in the no-shop provision, and (iii) modify the termination fee in the event of a material breach of the no-shop provisions.  As part of this discussion, representatives of Kelley Drye and Covington led the Board in a discussion of the revised terms and conditions of the Merger Agreement.  After discussing these matters, the Board formally resolved that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were advisable, fair to and in the best interests of Telular and its stockholders, and the Board confirmed its approval of the Merger Agreement, the terms and conditions contained therein, the Offer and the Merger.  The Board also recommended that the Company’s stockholders accept the Offer and tender their Shares, and, if required by applicable law, adopt the Merger Agreement at a meeting of stockholders.  The Board directed Telular’s senior management and legal and financial advisors to finalize the Merger Agreement, with the expectation that a definitive agreement would be executed overnight and announced on the morning of April 29, 2013.  On the morning of April 29, 2013, Telular, Parent and Merger Sub executed the Merger Agreement.  Telular and Avista announced the transaction on the same day in a jointly issued press release.

The Merger Agreement provides for a “go-shop” period that commenced on April 29, 2013 and ends at 11:59 p.m. (New York City time) on May 29, 2013.  During this period, subject to the terms and conditions set forth in the Merger Agreement, Telular and its subsidiaries and their respective representatives, under the direction of the Board, may contact third parties to determine if such parties have an interest in acquiring Telular, may provide non-public information to such parties (subject to a confidentiality agreement) and may negotiate and discuss the terms of such an acquisition.  After May 29, 2013, subject to the terms and conditions set forth in the Merger Agreement, Telular may continue to negotiate through June 8, 2013 (as such date may be extended pursuant to the terms of the Merger Agreement) with certain third parties that have submitted written alternative acquisition proposals prior to May 29, 2013 that the Board has determined in good faith, after consultation with outside counsel and its financial advisors, are or would reasonably be expected to lead to a Superior Proposal (as such term is defined in the Merger Agreement).

Beginning on April 29, 2013, the date on which the execution of the Merger Agreement was publicly announced, at the direction of the Board, Oppenheimer began contacting parties, including all of the parties that previously had been contacted as part of the third-party solicitation process prior to execution of the Merger Agreement, to determine their potential interest in pursuing a transaction that would be superior to the proposed transaction with Avista.  The process for the solicitation of third-party interest is ongoing, although there can be no assurance that such efforts will result in an alternative transaction.  Telular does not intend to announce further developments with respect to the solicitation process until the Board has made a decision regarding an alternative proposal, if any are received.

Reasons for Recommendation

In evaluating the Merger Agreement and the Contemplated Transactions, the Board consulted with Telular’s senior management, the Board’s outside legal advisor, Covington, Telular’s outside legal advisor, Kelley Drye, and Telular’s financial advisor, Oppenheimer.  In the course of reaching its determination to approve the Merger Agreement and the Contemplated Transactions and to recommend that Telular’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger, the Board considered a number of factors, including the following material factors and benefits of the Offer and Merger, each of which the Board believed supported its recommendation:

•	Telular’s Business and Financial Condition and Prospects.

•	The Board’s familiarity with the current and historical financial condition, results of operations, prospects, business strategy, competitive position, properties, assets and prospects of Telular.

•
The certainty of realizing in cash a compelling value for Shares in the Offer compared to the risk and uncertainty associated with the operation of Telular’s business as an independent public company (including the risk factors set forth in Telular’s Annual Report on Form 10-K for the year ended September 30, 2012 and Quarterly Reports on Form 10-Q for the three-month periods ended December 31, 2012 and March 31, 2013).

•
Review of Potential Strategic Alternatives.  As part of its evaluation of the Offer and the Merger, the Board considered other potential strategic alternatives, including, among others, remaining an independent company and pursuing Telular’s strategic plan or pursuing a strategic transaction with another party. The Board believed after a review of potential strategic alternatives with Telular’s management and advisors, that the value offered to stockholders in the Offer and the Merger was more favorable to the stockholders of Telular than the potential value that might have resulted from other strategic opportunities reasonably available to Telular, including remaining an independent public company.

•
Telular’s Third-Party Solicitation Process.  As part of its evaluation of the Offer and the Merger, the Board considered the fact that Telular had conducted a third-party solicitation process over the course of seven months prior to execution of the Merger Agreement, and that, in connection with that process:

•	43 potential buyers, consisting of 26 financial sponsors and 17 strategic buyers, were contacted;

•	23 parties, including 17 financial sponsors and six strategic buyers, executed non-disclosure agreements and received non-public information about Telular;

•
five potential acquirors, including three financial sponsors and two strategic buyers, submitted written indications of interest, attended management presentations and received access to Telular’s electronic data site;

•	two potential acquirors, Avista Capital Partners and Financial Sponsor A, submitted final proposals to Telular;

•	after negotiations, Avista Capital Partners raised its final offer to $12.61 per Share; and

•
the Merger Agreement contains “go-shop” provisions that permit Telular, subject to the terms and conditions set forth in the Merger Agreement and for a limited time, to solicit, and engage in negotiations with respect to, competing proposals to acquire Telular.

•
Risks of Remaining Independent and Unpredictability of Future Operating Environment.  The Board’s assessment, after discussions with Telular’s management and advisors, of the risks of remaining an independent company and pursuing Telular’s strategic plan, including the following considerations:

•
the perceived risks and uncertainties of electing to continue as an independent public company, including Telular’s business, financial condition and prospects, and the potential value to Telular’s stockholders from remaining an independent public company and the timing and uncertainty of successfully accomplishing meaningful growth by continuing to operate Telular as an independent public company;

•
the perceived risks and uncertainties and time involved in developing or acquiring new product offerings, as well as the difficulty in determining what products would be accepted by Telular’s customers and potential customers;

•
the perceived lack of meaningful opportunities to acquire or combine with another company with the right attributes, including scale and growth potential, to generate value for Telular’s stockholders; and

•	the risks and uncertainties inherent in relatively large acquisitions, and our management’s lack of experience in successfully integrating relatively large acquisitions.

•
Risks Associated with the Imminent Change in Leadership. Among other factors, the Board considered the uncertainty and potential impact of the imminent departure of Telular’s President and Chief Executive Officer and the related succession process, which could impact Telular’s near-term and long-term strategy.

•
Negotiations with Avista.  The course of discussions and negotiations between Telular and Avista, resulting in a final offer price of $12.61 per Share, and improvements to the terms of the Merger Agreement in connection with those negotiations, and the Board’s belief based on these negotiations that this was the highest price per Share that Avista was willing to pay and that these were the most favorable terms to Telular to which Avista was willing to agree.

•
Premium to Market Price.  The $12.61 per Share price represented a 31% premium over the closing price of the Shares on April 26, 2013, the last full trading day before the Offer and the Merger were approved by the Board and publicly announced and a 27% premium over the 60-day average Share price.

•
Opinion of Telular’s Financial Advisor.  The Board took into consideration Oppenheimer’s opinion, dated April 28, 2013, to the Board as to the fairness, from a financial point of view and as of such date, of the $12.61 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than excluded holders), which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken as more fully described below under the caption “Opinion of Telular’s Financial Advisor.”

•
Likelihood of Completion.  The belief of the Board that the Offer and the Merger likely will be completed, based on, among other things, the delivery of debt and equity commitment letters confirming the commitment of the counterparties thereto to provide Parent with financing in connection with the Contemplated Transactions, Avista’s extensive prior experience in completing acquisitions of other companies, the provision for a reverse termination fee, the requirement that Merger Sub extend the Offer (in certain circumstances) if the conditions to the Offer are not satisfied, the absence of any required third-party consents as conditions to the Offer (other than required regulatory filings) and the likelihood of obtaining required regulatory approvals for the Contemplated Transactions and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals.

•
Tender Offer Structure.  The fact that the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to Telular’s stockholders, on a prompt basis, following satisfaction of the conditions to the Offer, reducing the period of uncertainty during the pendency of the Contemplated Transactions on stockholders, employees and partners, with a second-step Merger in which stockholders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price (subject to applicable withholding of taxes thereon).

•
Extension of Offer.  The fact that, subject to rights to terminate, Merger Sub will be required to extend the Offer, at Telular’s request, beyond the initial expiration date of the Offer if certain of the conditions to the completion of the Offer are not satisfied as of such date.

•	Cash Consideration. The form of consideration to be paid to holders of Shares in the Offer and Merger is cash, which will provide certainty of value and liquidity to Telular’s stockholders.

•
Terms of the Merger Agreement.  The terms of the Merger Agreement, which were the product of arm’s-length negotiations, including the ability of Telular to (i) actively solicit, and engage in negotiations with respect to, alternative acquisition proposals until May 29, 2013 (and until June 8, 2013 or later with respect to certain parties) and (ii) after May 29, 2013, under certain circumstances specified in the Merger Agreement and prior to Completion of the Offer, to furnish information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide written proposal for an acquisition transaction.

•
Ability to Withdraw or Change Recommendation.  The Board’s ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to withdraw or modify its recommendation, subject to payment of a termination fee of $8.2 million and to terminate the Merger Agreement on or prior to June 8, 2013 (or such later date as determined pursuant to the terms of the Merger Agreement) to accept a superior offer that was first made prior to May 29, 2013 (in each case, as specified in the Merger Agreement), subject to payment of a termination fee of $4.1 million.

•
Reasonableness of Termination Fees.  The termination fees payable by Telular to Parent in the event of certain termination events under the Merger Agreement and the Board’s determination that the termination fees are within the customary range of termination fees for transactions of this type.

The Board also considered various uncertainties and risks in its deliberations concerning the Merger Agreement and the Contemplated Transactions including the following:

•
No Stockholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction will prevent stockholders from being able to participate in any future earnings or growth of Telular, or the combined company, and stockholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if Telular engages in future strategic or other transactions or as a result of the improvements to Telular’s operations.

•	Taxable Consideration. The gains from the Contemplated Transactions would be taxable to Telular stockholders for federal income tax purposes.

•
Effect of Public Announcement.  The effect of a public announcement of the Merger Agreement on Telular’s operations, stock price, customers and employees and its ability to attract and retain key management, research and sales personnel.

•
Effect of Failure to Complete Transactions.  If the Offer and the Merger and other Contemplated Transactions are not consummated, the trading price of the Shares could be adversely affected, Telular will have incurred significant transaction and opportunity costs attempting to consummate the transactions, Telular may have lost customers, suppliers, business partners and employees after the announcement of the Merger Agreement, Telular’s business may be subject to disruption, the market’s perceptions of Telular’s prospects could be adversely affected and Telular’s directors, officers and other employees will have expended considerable time and effort to consummate the transactions.

•
Interim Restrictions on Business.  The restrictions in the Merger Agreement on the conduct of Telular’s business prior to the consummation of the Merger, including a prohibition on the payment of dividends, requiring Telular to operate its business in the ordinary course of business and subject to other restrictions, other than with the consent of Parent, may delay or prevent Telular from undertaking business opportunities that could arise prior to the consummation of the Offer or the Merger.

•
Restrictions on Soliciting Proposals; Termination Fee.  The restrictions in the Merger Agreement on the active solicitation of competing proposals after May 29, 2013 and the requirement, under the Merger Agreement, that Telular pay a termination fee of $8.2 million if the Merger Agreement is terminated in certain circumstances, which fee may deter third parties from making a competing offer for Telular prior to the consummation of the Offer and could affect Telular’s ability to engage in another transaction for up to one year if the Merger Agreement is terminated in certain circumstances.

•
Potential Conflicts of Interest.  The executive officers and directors of Telular may have interests in the Contemplated Transactions, including the Offer and the Merger, that are different from, or in addition to, those of Telular’s stockholders.  See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”).

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive.  In light of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Contemplated Transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations.  Rather, the Board viewed its determinations and recommendations as being based on the totality of information and factors presented to and considered by the Board.  Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

Opinion of Telular’s Financial Advisor

Telular has engaged Oppenheimer as its financial advisor in connection with the Offer and the Merger.  In connection with this engagement, the Board requested that Oppenheimer evaluate the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than excluded holders).  On April 28, 2013, at a meeting of the Board held to evaluate the Offer and the Merger, Oppenheimer rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated April 28, 2013, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $12.61 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than excluded holders) was fair, from a financial point of view, to such holders.

The full text of Oppenheimer’s written opinion, dated April 28, 2013, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this document as Annex I and is incorporated by reference in its entirety.  Oppenheimer’s opinion was provided for the use of the Board (in its capacity as such) in connection with its evaluation of the consideration from a financial point of view and did not address any other terms, aspects or implications of the Offer or the Merger, including, without limitation, the form or structure of the Offer or the Merger or any term, aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Offer, the Merger or otherwise.  Oppenheimer expressed no view as to, and its opinion did not address, the underlying business decision of Telular to proceed with or effect the Offer and the Merger or the relative merits of the Offer and the Merger as compared to any alternative business strategies that might exist for Telular or the effect of any other transaction in which Telular might engage.  Oppenheimer’s opinion should not be construed as creating any fiduciary duty on the part of Oppenheimer to any party and the opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or how such stockholder should act with respect to any matters relating to the Offer, the Merger or otherwise.  This summary of Oppenheimer’s opinion is qualified in its entirety by reference to the full text of its opinion.

In arriving at its opinion, Oppenheimer:

•	reviewed a draft provided to Oppenheimer on April 28, 2013 of the Merger Agreement (the “draft Merger Agreement”);

•
reviewed Telular’s publicly available audited financial statements for fiscal years ended September 30, 2012, September 30, 2011 and September 30, 2010 and unaudited financial statements for the six months ended March 31, 2013;

•	reviewed financial forecasts and estimates relating to Telular prepared by Telular’s management;

•	reviewed historical market prices and trading volumes for Shares;

•	held discussions with Telular’s senior management with respect to Telular’s business and prospects;

•	held discussions, at Telular’s direction, with third parties to solicit indications of interest in the possible acquisition of all or a portion of Telular;

•	reviewed and analyzed certain publicly available financial data for companies that Oppenheimer deemed relevant in evaluating Telular;

•	reviewed and analyzed certain publicly available financial information for transactions that Oppenheimer deemed relevant in evaluating the Offer and the Merger;

•	analyzed the estimated present value of Telular’s future cash flows based on financial forecasts and estimates prepared by Telular’s management;

•	reviewed other public information concerning Telular; and

•	performed such other analyses, reviewed such other information and considered such other factors as Oppenheimer deemed appropriate.

In rendering its opinion, Oppenheimer relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with Oppenheimer by Telular and its employees, representatives and affiliates or otherwise reviewed by Oppenheimer.  With respect to the financial forecasts and estimates relating to Telular utilized in Oppenheimer’s analyses, at the direction of Telular’s management and with Telular’s consent, Oppenheimer assumed, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of Telular’s management as to the future financial condition and operating results of Telular.  Oppenheimer relied, at Telular’s direction, without independent verification or investigation, on the assessments of Telular’s management as to Telular’s existing and future relationships with key customers, products, technology and intellectual property (including risks associated with the foregoing) and Oppenheimer assumed, with Telular’s consent, that there would be no developments with respect to any such matters that would affect Oppenheimer’s analyses or opinion.  Oppenheimer also assumed, with Telular’s consent, that the Offer and the Merger would be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Telular, the Offer or the Merger.  Oppenheimer further assumed, at Telular’s direction, that the final executed Merger Agreement would not differ in any material respect from the draft Merger Agreement reviewed by Oppenheimer.

Oppenheimer neither made nor obtained any independent evaluations or appraisals of the assets or liabilities (contingent or otherwise) of Telular.  Oppenheimer’s opinion addressed only the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger, taken together, by the holders of Shares (other than excluded holders).  Oppenheimer expressed no view as to, and its opinion did not address, any other terms, aspects or implications of the Offer or the Merger (other than the consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Offer or the Merger or any term, aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Offer, the Merger or otherwise or the fairness of the amount or nature of, or any other aspect relating to, the compensation to be received by any individual officers, directors or employees of any party to the Offer or the Merger, or any class of such persons, relative to the consideration or otherwise.  Oppenheimer did not express any opinion as to Telular’s underlying valuation, future performance or long-term viability or the price at which Shares would trade at any time.  Oppenheimer also did not express a view as to, and its opinion did not address, the solvency of Telular or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.  Oppenheimer’s opinion was necessarily based on the information available to it and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by Oppenheimer on the date of its opinion.  The credit, financial and stock markets have been experiencing unusual volatility and Oppenheimer expressed no opinion or view as to the potential effects, if any, of such volatility on Telular, the Offer or the Merger.  Although subsequent developments may affect its opinion, Oppenheimer does not have any obligation to update, revise or reaffirm its opinion.  Except as described in this summary, Telular imposed no other instructions or limitations on Oppenheimer with respect to the investigations made or the procedures followed by it in rendering its opinion.

This summary is not a complete description of Oppenheimer’s opinion or the financial analyses performed and factors considered by Oppenheimer in connection with its opinion.  The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description.  Oppenheimer arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion.  Accordingly, Oppenheimer believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Oppenheimer’s analyses and opinion.

In performing its analyses, Oppenheimer considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond Telular’s control.  No company, business or transaction used in the analyses is identical to Telular or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical.  Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The assumptions and estimates contained in Oppenheimer’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses.  In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired.  Accordingly, the assumptions and estimates used in, and the results derived from, Oppenheimer’s analyses are inherently subject to substantial uncertainty.

Oppenheimer was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger.  The type and amount of consideration payable in the Offer and the Merger was determined through negotiation between Telular and Parent and was approved by the Board.  The decision to enter into the Merger Agreement was solely that of the Board.  Oppenheimer’s opinion and financial analysis were only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or management with respect to the Offer, the Merger or the consideration payable in the Offer and the Merger.

The following is a summary of the material financial analyses reviewed with the Board in connection with Oppenheimer’s opinion dated April 28, 2013.  The financial analyses summarized below include information presented in tabular format.  In order to fully understand Oppenheimer’s financial analyses, the tables must be read together with the text of each summary.  The tables alone do not constitute a complete description of the financial analyses.  Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Oppenheimer’s financial analyses.  Net operating loss carryforwards expected by Telular’s management to be utilized by Telular to reduce future federal income taxes payable by Telular were taken into account for purposes of such analyses.

Selected Companies Analysis.  Oppenheimer reviewed publicly available financial information of the following five selected U.S. publicly traded companies, which companies have market capitalizations of less than $1.0 billion and are providers of hardware or integrated hardware, software and service solutions for the M2M wireless communications industry:

•	Digi International, Inc.
•	I.D. Systems, Inc.
•	Numerex Corp.
•	ORBCOMM Inc.
•	PCTEL, Inc.

Oppenheimer reviewed enterprise values of the selected companies, calculated as fully-diluted equity values based on closing stock prices on April 26, 2013 plus debt less cash and cash equivalents, as multiples of calendar years 2013 and 2014 estimated revenue and estimated earnings before interest, taxes, depreciation and amortization as adjusted for stock-based compensation expense and one-time, non-recurring items, referred to as adjusted EBITDA.  The overall low to high ranges of calendar year 2013 and calendar year 2014 estimated revenue multiples observed for the selected companies were 0.8x to 2.5x (with a median of 1.2x) and 0.7x to 2.2x (with a median of 1.4x), respectively.  The overall low to high ranges of calendar year 2013 and calendar year 2014 estimated adjusted EBITDA multiples observed for the selected companies were 7.1x to 14.7x (with a median of 9.0x) and 5.4x to 10.1x (with a median of 6.1x), respectively.  Oppenheimer then applied selected ranges of calendar year 2013 and calendar year 2014 estimated revenue multiples of 1.03x to 1.39x and 1.15x to 1.55x, respectively, and calendar year 2013 and calendar year 2014 adjusted EBITDA multiples of 7.7x to 10.4x and 5.2x to 7.1x, respectively, derived from the selected companies to corresponding data of Telular.  Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information.  Financial data of Telular were based on Telular’s public filings and internal estimates of Telular’s management.  This analysis indicated the following approximate implied per Share equity reference range for Telular, as compared to the per Share cash consideration in the Offer and the Merger:

Implied Per Share Equity Reference Range	Per Share Consideration in Offer and Merger
$8.95 - $11.81	$12.61

Selected Precedent Transactions Analysis. Oppenheimer reviewed, to the extent publicly available, financial information relating to the following 15 selected transactions, which transactions have transaction values of less than $1.0 billion and involve companies that are providers of hardware or integrated hardware, software and service solutions for the M2M wireless communications industry:

Announcement Date	Acquiror		Target
12/20/12	•	CalAmp Corp.	•	Wireless Matrix Corporation
12/10/12	•	Honeywell International Inc.	•	Intermec, Inc.
06/01/12	•	Verizon Communications Inc.	•	HUGHES Telematics Inc.
12/05/11	•	Telular Corporation	•	SkyBitz, Inc.
07/28/11	•	INRIX, Inc.	•	ITIS Holdings plc
06/13/11	•	Honeywell International Inc.	•	EMS Technologies, Inc.
06/03/11	•	Moog Inc.	•	Crossbow Technology Inc.
02/24/11	•	ORBCOMM Inc.	•	StarTrak Systems, LLC
11/08/10	•	Novatel Wireless, Inc.	•	Enfora, Inc.
06/02/10	•	Vector Capital Limited	•	Trafficmaster plc
04/27/10	•	Trimble Navigation Limited	•	Punch Telematix NV
01/14/10	•	Federal Signal Corporation	•	Sirit Inc.
01/07/10	•	I.D. Systems, Inc.	•	Asset Intelligence, LLC
12/10/09	•	Francisco Partners	•	Cybit Holdings plc
12/04/09	•	XATA Corporation	•	Turnpike Global Technologies LLC

Oppenheimer reviewed enterprise values, calculated as the purchase prices paid for the target companies in the selected transactions plus debt less cash and cash equivalents, as multiples of such target companies’ latest 12 months revenue and adjusted EBITDA.  The overall low to high range of latest 12 months revenue multiples observed for the selected transactions was 0.7x to 10.8x (with a median of 1.2x) and the overall low to high range of latest 12 months adjusted EBITDA multiples observed for the selected transactions was 4.7x to 23.0x (with a median of 8.7x).  Oppenheimer then applied a selected range of latest 12 months revenue and adjusted EBITDA multiples of 1.02x to 1.38x and 7.4x to 10.1x, respectively, derived from the selected transactions to the latest 12 months (as of March 31, 2013) revenue and adjusted EBITDA of Telular.  Financial data of the selected transactions were based on publicly available research analysts’ estimates, public filings and other publicly available information.  Financial data of Telular were based on Telular’s public filings and internal estimates of Telular’s management.   This analysis indicated the following approximate implied per Share equity reference range for Telular, as compared to the per Share cash consideration in the Offer and the Merger:

Implied Per Share Equity Reference Range	Per Share Consideration in Offer and Merger
$7.73 - $10.16	$12.61

Discounted Cash Flow Analysis.  Oppenheimer performed a discounted cash flow analysis to calculate the estimated present value of the standalone after-tax free cash flows that Telular was forecasted to generate during the six-month period ending September 30, 2013 through the full fiscal year ending September 30, 2017.  For purposes of this analysis, stock-based compensation was treated as a cash expense.  Financial data of Telular were based on internal estimates of Telular’s management.  Oppenheimer calculated terminal values for Telular by applying to Telular’s estimated fiscal year 2017 adjusted EBITDA a selected range of terminal value adjusted EBITDA multiples of 7.5x to 10.0x.  The cash flows and terminal values were then discounted to present value using discount rates ranging from 14.3% to 18.3%.  This analysis indicated the following approximate implied per Share equity reference range for Telular, as compared to the per Share cash consideration in the Offer and the Merger:

Implied Per Share Equity Reference Range	Per Share Consideration in Offer and Merger
$12.49 - $17.64	$12.61

Other Factors.  Oppenheimer also noted certain additional factors that were not considered part of Oppenheimer’s financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•
premiums paid in 45 selected all-cash transactions involving public targets headquartered in the United States with transaction values of between $200 million and $300 million announced between January 1, 2010 and April 26, 2013 and successfully closed; Oppenheimer applied to the closing prices of Shares for the one-day, one-week and one-month periods ended on April 26, 2013 a selected range of premiums derived from the 25th to 75th percentiles of the implied premiums in such transactions of approximately 13.5% to 52.3% (one-trading day period), approximately 16.6% to 51.4% (one-week period), and approximately 20.1% to 53.4% (one-month period), respectively, which indicated an implied equity reference range for Telular of approximately $11.46 to $14.95 per Share; and

•
historical trading prices of Shares during the 52-week period ended on April 26, 2013, noting that the overall low to high range of closing prices of Shares during such period was $7.05 to $11.50 per Share.

Miscellaneous

In the ordinary course of business, Oppenheimer and its affiliates may actively trade securities of Telular, certain portfolio companies of Avista and their respective affiliates for Oppenheimer’s and its affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Telular selected Oppenheimer to act as its financial advisor in connection with the Offer and the Merger based on Oppenheimer’s reputation and experience.  Oppenheimer is an internationally recognized investment banking firm and, as a part of its investment banking business, is regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.  The issuance of Oppenheimer’s opinion was approved by an authorized committee of Oppenheimer.

For a description of the terms of Oppenheimer’s engagement as Telular’s financial advisor, see the discussion under Item 5 below.

Certain Company Projections

     Telular does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year given the unpredictability of underlying assumptions and estimates. However, Telular provided to Avista, in connection with its due diligence review, certain prospective financial information concerning Telular’s future financial condition and performance that had been prepared by management in connection with its annual internal budget planning process conducted in the months leading up to Telular’s strategic review of alternatives, a summary of which projections (the “Projections”) Telular has included below. The Projections also were provided to Telular's financial advisor for use in connection with its opinion.

    The prospective financial information was prepared by, and is the responsibility of, Telular’s management. The prospective financial information was not prepared with a view toward public disclosure and, accordingly, does not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (GAAP). Grant Thornton LLP, Telular’s independent registered public accounting firm, has not audited, compiled or performed any procedures with respect to the prospective financial information and does not express an opinion or any form of assurance related thereto.

    The summary of the prospective financial information is not being included in this recommendation to influence a stockholder’s decision whether to tender Shares in the Offer, but is being included because the prospective financial information was provided to Avista.

    The prospective financial information, while presented with numerical specificity, necessarily was based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Telular’s management. Since the prospective financial information covers multiple years, by its nature, it becomes subject to greater uncertainty with each successive year. The assumptions upon which the prospective financial information was based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond Telular’s control. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. In addition, the prospective financial information might be affected by Telular’s ability to achieve strategic goals, objectives and targets over the applicable periods.

    Accordingly, there can be no assurance that the prospective financial information will be realized, and actual results may vary materially from those shown. The inclusion of the prospective financial information below should not be regarded as an indication that Telular or any of its affiliates, advisors, officers, directors or representatives considered or consider the prospective financial information to be predictive of actual future events or events which have occurred since the date of such forecasts, and the prospective financial information should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the prospective financial information, and none of them undertakes any obligation to update or otherwise revise or reconcile the prospective financial information to reflect circumstances existing after the date the prospective financial information were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the prospective financial information are shown to be in error. Telular does not intend to make publicly available any update or other revision to the prospective financial information, except as otherwise required by law. Neither Telular nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of Telular or other person regarding the ultimate performance of Telular compared to the information contained in the prospective financial information or that the prospective financial information will necessarily be achieved. Telular has made no representation to Parent, Merger Sub or their affiliates, in the Merger Agreement or otherwise, concerning the prospective financial information.

    In light of the foregoing factors and the uncertainties inherent in the prospective financial information, stockholders are cautioned not to place undue, if any, reliance on the prospective financial information.

   The ultimate achievability of the Projections is also subject to numerous risks and uncertainties including, but not limited to, the risks and uncertainties described in Telular’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012, and subsequent filings made with the SEC.

   The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the Merger Agreement or the announcement thereof. Furthermore, the Projections do not take into account the effect of any failure of the transactions described in the Merger Agreement to occur and should not be viewed as accurate or continuing in that context.

   The Projections should be evaluated, if at all, in conjunction with the information regarding Telular contained elsewhere in this Offer to Purchase and in the Schedule 14D-9 and the historical financial statements and other information regarding Telular contained in Telular’s public filings with the SEC.

The following is a summary of the Projections (dollars in thousands and rounded to the nearest thousand):
	2013	2014	2015	2016	2017	2018
Total Revenue	$102,144	$116,445	$131,417	$145,500	$159,902	$174,786
Gross Margin	$54,160	$63,660	$70,776	$78,044	$85,351	$92,872
Total Operating Expenses	$39,334	$41,341	$41,912	$42,552	$42,529	$44,572
Net Income	$8,941	$13,010	$17,046	$21,139	$25,675	$28,980
Adjusted EBITDA (non-GAAP)(1)	$24,571	$32,275	$37,306	$42,282	$46,624	$51,626

(1)
The above financial information contains Adjusted EBITDA, which is considered a non-GAAP performance measure. Telular has chosen to use this performance measure to enable investors to perform additional analyses of past, present and future operating performance and as a supplemental means of evaluating Telular's operations. The non-GAAP information should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from non-GAAP or other pro forma measures used by other companies. Adjusted EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization, as adjusted to exclude non-cash compensation, depreciation and amortization,net interest expense, income tax provision.  The following is a reconciliation of Adjusted EBITDA to Net Income (dollars in thousands and rounded to the nearest thousand):

	2013	2014	2015	2016	2017	2018

Net Income	$8,941	$13,010	$17,046	$21,139	$25,675	$28,980

Adjustments:
Income Taxes	$5,094	$8,674	$11,364	$14,093	$17,117	$19,320
Interest Expense, Net	$787	$635	$454	$261	$30	$-
Depreciation	$1,553	$1,504	$1,654	$1,624	$1,611	$1,614
Amortization	$6,282	$7,276	$5,494	$3,750	$635	$-
Non-Cash Compensation	$1,913	$1,176	$1,294	$1,414	$1,556	$1,711

Adjusted EBITDA (non-GAAP)	$24,571	$32,275	$37,306	$42,282	$46,624	$51,626

Intent to Tender

To Telular’s knowledge, after making reasonable inquiry, all of Telular’s executive officers, directors, affiliates and subsidiaries currently intend to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity).

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

Telular has agreed to pay Oppenheimer for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $2.9 million, portions of which were payable in connection with Oppenheimer’s engagement and upon delivery of Oppenheimer’s opinion and approximately $2.45 million of which is contingent upon consummation of the Offer.  Telular also has agreed to reimburse Oppenheimer for its reasonable expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Oppenheimer and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement. During the two-year period prior to the date of Oppenheimer’s opinion, no investment banking services were provided by Oppenheimer to Telular or Avista for which Oppenheimer received fees.  Additionally, Avista has informed Telular that to the best of its knowledge no such services were provided by Oppenheimer during such period to any of Avista’s controlled affiliates or controlled portfolio companies.

Neither Telular nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to security holders of Telular with respect to the Offer.

Item 6.  Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with Telular’s employee benefit plans, no transactions with respect to the Shares have been effected by Telular or, to the knowledge of Telular, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), Telular is not undertaking and is not engaged in any negotiations in response to the Offer that (a) relate to a tender offer for, or other acquisition of, Shares by Telular, any of its subsidiaries or any other person or (b) relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Telular or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of Telular or any of its subsidiaries or (iii) any material change in the present dividend rate or policy, indebtedness or capitalization of Telular.  Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in this paragraph.

Item 8.  Additional Information.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Joseph A. Beatty, Jonathan M. Charak, George S. Brody, Henry J. Popplewell and Robert L. Deering (together, our “Named Executive Officers”) that is based on or otherwise relates to the Offer and the Merger, assuming the following:

•	the Merger closed on May 8, 2013, the last practicable date prior to the filing of this Schedule 14D-9;

•
the Named Executive Officers were terminated without cause or experienced a constructive termination immediately following a change in control on May 8, 2013, which is the last practicable date prior to the filing of this Schedule 14D-9; and

•
each Named Executive Officer would be entitled to receive payment of the Named Executive Officer’s targeted cash bonus, assuming the Named Executive Officer was terminated without cause or experienced a constructive termination immediately following a change in control on May 8, 2013, which is the last practicable date prior to the filing of this Schedule 14D-9.

Golden Parachute Compensation
Name	Cash ($)	Equity ($)(4)	Pension/NQDC ($)	Perquisites/Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)(6)
Joseph A. Beatty(1)(5)	400,000	1,542,560	-	-	-	-	1,942,560
Jonathan M. Charak(2)	137,500	1,567,216	-	-	-	-	1,704,716
George S. Brody(3)	122,500	1,891,081	-	-	-	-	2,013,581
Henry J. Popplewell(3)	115,000	300,528	-	-	-	-	415,528
Robert L. Deering(3)	80,000	335,891	-	-	-	-	415,891

(1)
The named executive receives this benefit as a lump sum payment if he is terminated without cause or if he resigns because his responsibilities and duties are, other than for cause, materially diminished or materially changed by Telular in a manner that materially impairs the named executive ability to function as the Chief Executive Officer.

(2)
The named executive receives this benefit as a lump sum payment if he is terminated for reasons other than cause or if he terminates his employment because there is a material diminution in the level of responsibility assigned to the named executive, the assignment of job tasks are wholly inconsistent with his current determined position, or Telular requires the named executive to work from a new location greater than thirty (30) miles away from Telular's existing location.

(3)
The named executive receives this benefit in a lump sum payment if he is terminated within twelve (12) months after a Change of Control by Telular for reasons other than cause or the named executive terminates his employment because there is a material diminution in the level of responsibility assigned to the named executive or the assignment of job tasks are wholly inconsistent with his current determined position. A Change in Control means any transaction or series of transactions as a consequence of which any person or entity or group of persons or related entities in the aggregate acquire(s): (a) an equity ownership of Telular possessing the voting power to elect a majority of the Board or (b) all or substantially all of Telular's assets.

(4)
Figures in this column represent the aggregate amount payable to the Named Executive Officers in connection with Options and Restricted Stock Units held by such Named Executive Officers under the terms of the Merger Agreement. For information regarding how these amounts were calculated, please see "Telular Stock Options" and "Telular Restricted Stock Units" which are discussed above and are hereby incorporated by reference.

(5)	Mr. Joseph A. Beatty has notified the Board that he will resign as President, Chief Executive Officer and Director of Telular. Such resignation will be effective as of the closing of the Merger.

(6)	None of the payments reflected in this table are expected to trigger a loss of deduction under Code Section 280G.

Narrative to Golden Parachute Compensation Table

For more information relating to these arrangements, see “Item 3 — Arrangements between Telular and its Executive Officers, Directors and Affiliates.”

Top-Up Option

Pursuant to the Merger Agreement, Telular has granted Merger Sub an irrevocable option (the “Top-Up Option”) to purchase from Telular, at a price per share equal to the Offer Price, a number of newly issued Shares (the “Top-Up Shares”) equal to at least that number of Shares that, when added to the number of Shares owned by Parent and its subsidiaries at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the Shares outstanding immediately after the issuance of the Shares pursuant to the Top-Up Option on a fully diluted basis (which assumes conversion or exercise of all derivative securities convertible or exercisable into Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof).  The Top-Up Option is exercisable only one time and only for a number of Shares that would not exceed the number of authorized and unissued shares of Telular common stock available for issuance.  The exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares is subject to compliance with all applicable law.  The Top-Up Option may be exercised at any one time following the Completion of the Offer and prior to the earlier to occur of the Completion of the Merger and the termination of the Merger Agreement.  Payment for Top-Up Shares may be paid, at the election of Parent, either (i) entirely in cash or (ii) by paying in cash by wire transfer of same-day funds an amount equal to at least the aggregate par value of the Top-Up Shares and delivery of a promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Shares. Any such promissory note (i) will bear simple interest at a rate of 5.0% per annum, (ii) will mature on the first anniversary of the date of execution of the promissory note, (iii) will be full recourse to Parent and Merger Sub, (iv) may be prepaid, at any time, in whole or in part, without premium or penalty, and (v) will have no other material terms.

Notwithstanding anything to the contrary contained in the Merger Agreement, each of Telular, Parent and Merger Sub have agreed in the Merger Agreement that any dilutive impact on the value of the Shares resulting from the issuance of the Top-Up Shares will not be taken into account in any determination of the fair value of any Dissenting Shares pursuant to Section 262 of the DGCL.

State Takeover Laws

As a Delaware corporation, Telular is subject to Section 203 of the Delaware General Corporation Law (the “DGCL”).  Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

•
the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•
upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•
the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders (and not by written consent) by 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

A corporation may elect in its original certificate of incorporation or through a subsequent amendment to its certificate of incorporation or bylaws not to be governed by Section 203 of the DGCL.  The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock.  The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, under certain circumstances, within three years prior did own) 15% or more of a Delaware corporation’s outstanding voting stock.

The Board has taken all action necessary to exempt the Merger Agreement and the Contemplated Transactions from the provisions of Section 203 of the DGCL, and such action is effective as of the date of the Merger Agreement.

Short-Form Merger

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without any action on the part of the subsidiary or any other stockholders of the subsidiary.   If Parent, Merger Sub and any other subsidiary of Parent acquire at least 90% of the outstanding Shares, Parent and Merger Sub will be required to use reasonable best efforts to take all necessary and appropriate action (and Telular will cooperate therewith) to cause the Merger to become effective as soon as practicable following (and in any event, on the same day as) the Completion of the Offer (and, if applicable, the consummation of the purchase of the Top-Up Shares), without a meeting of Telular’s stockholders in accordance with Section 253 of the DGCL, subject to the satisfaction or waiver of conditions set forth in the Merger Agreement.

Approval of Stockholders

If Parent, Merger Sub and any other subsidiary of Parent do not collectively own at least 90% of the outstanding Shares and are unable to complete a short-form merger pursuant to Section 253 of the DGCL, then a vote of Telular’s stockholders will be required to effect the Merger.  In such case, under Telular’s certificate of incorporation and the DGCL, the Merger must be approved by the holders of at least a two-thirds vote of the Shares.  If a vote of Telular’s stockholders is required to approve the Merger, and the Merger cannot be approved by a written consent of Telular’s stockholders without a meeting, Telular will, in accordance with applicable law and Telular’s certificate of incorporation and bylaws, duly call, give notice of and hold a meeting of Telular’s stockholders to vote on adoption of the Merger Agreement at the time specified in the Merger Agreement.

Regulatory Approvals

United States Antitrust Compliance

Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have been satisfied.  These requirements apply to Parent’s and Merger Sub’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until both Parent and Telular file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act’s notification and waiting periods.  The HSR Act provides for an initial 15-calendar day waiting period following receipt of the necessary filings by the FTC and Antitrust Division.  If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 p.m. of the next business day.

Telular and Parent will file a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on or about May 13, 2013.  The required waiting period will expire at 11:59 p.m., New York City time, on or about May 27, 2013, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time.  If, before expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request.  Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act.  After that time, the waiting period may be extended only by court order or with Parent’s consent.  The FTC or Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration.  In practice, complying with a request for additional information or documentary material may take a significant period of time.

At any time before or after the purchase of the Shares by Merger Sub, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Merger Sub, Parent or any of their respective subsidiaries or affiliates.  Private parties as well as attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Federal Communications Commission

Pursuant to the Merger Agreement, Telular and Parent agreed to prepare and file, as promptly as practicable and in any event within five (5) business days of April 29, 2013, all required filings with, or applications to, the Federal Communications Commission (the “FCC”) for the FCC’s grant of approval for the transfer of control to Parent of any authorization(s) issued by the FCC to Telular or its subsidiaries (the “FCC Grant”), and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested by the FCC in connection therewith and to take all other actions necessary, proper or advisable to cause the FCC to issue the FCC Grant. On May 3, 2013, Telular and Parent filed an application with the FCC relating to the Merger.  On May 8, 2013, the FCC issued a public notice of the filing of the application and interested parties may now object to or comment on the proposed transaction. After considering the application and any filed comments, the FCC will approve, deny or subject the application to further review.

Appraisal Rights

Holders of Shares do not have appraisal rights in connection with the Offer.  However, if the Merger is completed, stockholders who have not tendered their Shares in the Offer, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash (all such Shares, the “Dissenting Shares”).  Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares.  The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger.  Moreover, Parent could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price.  Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not in any manner address, fair value under the DGCL.  In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price.  Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex II hereto.  The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL.  If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the Offer Price.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THE MERGER AGREEMENT, EACH OF TELULAR, PARENT AND MERGER SUB HAVE AGREED IN THE MERGER AGREEMENT THAT ANY DILUTIVE IMPACT ON THE VALUE OF THE SHARES RESULTING FROM THE ISSUANCE OF THE TOP-UP SHARES WILL NOT BE TAKEN INTO ACCOUNT IN ANY DETERMINATION OF THE FAIR VALUE OF ANY DISSENTING SHARES PURSUANT TO SECTION 262 OF THE DGCL.

Additional notices regarding appraisal rights will be sent to non-tendering holders of Shares in connection with the completion of the Merger.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF ANY SUCH RIGHTS.

Litigation

On May 2, 2013,  a putative stockholder class action complaint was filed in the Chancery Division of the Circuit Court of Cook County, Illinois, captioned Nicholas v. Telular Corp. et al., Case No. 2013-CH-11752 (which we refer to as the “Nicholas Complaint”).  The Nicholas Complaint names as defendants Telular and certain officers and directors of the Board (whom we refer to as the “Nicholas Complaint Telular Defendants”).  The Nicholas Complaint asserts two causes of action: breach of fiduciary duty against the Nicholas Complaint Telular Defendants and aiding and abetting a breach of fiduciary duty against Telular.  The Nicholas Complaint alleges that the Nicholas Complaint Telular Defendants breached their fiduciary duties by causing Telular to enter into the Merger Agreement, by  agreeing to sell Telular at an inadequate price, by failing to maximize the value of Telular, and by agreeing to preclusive deal protection devices that unduly restrict the ability of other potential acquirers to bid successfully for Telular.  The plaintiff in the Nicholas Complaint seeks an injunction prohibiting consummation of the proposed transaction, rescission, to the extent already implemented, of the Merger Agreement, and fees and costs associated with prosecuting the action. The foregoing description is qualified in its entirety by reference to the Nicholas Complaint, which is filed as Exhibit (a)(10) to this Schedule 14D-9 and incorporated herein by reference.

On May 6, 2013, a putative stockholder class action complaint was filed in the Chancery Court of the State of Delaware, captioned Eichenbaum v. Telular Corp. et al., Case No. 8527 (which we refer to as the “Eichenbaum Complaint”).  The Eichenbaum Complaint names as defendants, Telular, certain officers and directors of the Board (whom we refer to as the “Eichenbaum Complaint Individual Defendants”), Avista Capital Partners, Parent and Merger Sub.  The complaint asserts two causes of action: breach of fiduciary duty against the Eichenbaum Complaint Individual Defendants and aiding and abetting a breach of fiduciary duty against Avista Capital Partners, Parent and Merger Sub.  The Eichenbaum Complaint alleges that the Eichenbaum Complaint Individual Defendants breached their fiduciary duties by causing Telular to enter into the Merger Agreement, by  agreeing to sell Telular at an inadequate price, by failing to maximize the value of Telular, and by agreeing to preclusive deal protection devices that unduly restrict the ability of other potential acquirers to bid successfully for Telular.  The plaintiff in the Eichenbaum Complaint seeks an injunction prohibiting consummation of the proposed transaction, rescission and rescissory damages (to the extent the proposed transaction has already been consummated), an accounting by the Eichenbaum Complaint Individual Defendants to the class for all damages suffered as a result of the alleged wrongdoing, and fees and costs associated with prosecuting the action. The foregoing description is qualified in its entirety by reference to the Eichenbaum Complaint, which is filed as (a)(11) to this Schedule 14D-9 and is incorporated herein by reference.

On May 6, 2013,  a putative stockholder class action complaint was filed in the Chancery Division of the Circuit Court of Cook County, Illinois, captioned Levin v. Barker et al., Case No. 2013-CH-11977 (which we refer to as the “Levin Complaint”).  The Levin Complaint names as defendants Telular, certain officers and directors of the Board (whom we refer to as the “Levin Complaint Individual Defendants”), Avista Capital Partners, Parent and Merger Sub.  The Levin Complaint asserts two causes of action: breach of fiduciary duty against the Levin Complaint Individual Defendants and aiding and abetting a breach of fiduciary duty against Telular, Avista Capital Partners, Parent and Merger Sub.  The Levin Complaint alleges that the Levin Complaint Individual Defendants breached their fiduciary duties by causing Telular to enter into the Merger Agreement, by  agreeing to sell Telular at an inadequate price, by failing to maximize the value of Telular, and by agreeing to preclusive deal protection devices that unduly restrict the ability of other potential acquirers to bid successfully for Telular.  The plaintiff in the Levin Complaint seeks an injunction prohibiting consummation of the proposed transaction, rescission and rescissory damages (to the extent the proposed transaction has already been consummated), an accounting by the Levin Complaint Individual Defendants to the class for all damages suffered as a result of the alleged wrongdoing, and fees and costs associated with prosecuting the action. The foregoing description is qualified in its entirety by reference to the Levin Complaint, which is filed as Exhibit (a)(12) to this Schedule 14D-9 and is incorporated herein by reference.

On May 7, 2013, a putative stockholder class action complaint was filed in the Chancery Division of the Circuit Court of Cook County, Illinois, captioned Posell v. Telular Corporation, et al., Case No. 2013-CH-12083 (which we refer to as the “Posell Complaint”).  The Posell Complaint names as defendants Telular, certain officers and directors of the Board (whom we refer to as the “Posell Complaint Individual Defendants”), Avista Capital Holdings, L.P., Parent and Merger Sub.  The Posell Complaint asserts three causes of action:  breach of fiduciary duty against the Posell Complaint Individual Defendants, aiding and abetting breach of fiduciary duty against Telular, and aiding and abetting breach of fiduciary duty against Avista Capital Holdings, L.P., Parent, and Merger Sub.  The Posell Complaint alleges that the Posell Complaint Individual Defendants breached their fiduciary duties by causing Telular to enter into the Merger Agreement, by agreeing to sell Telular at an inadequate price, by failing to maximize the value of Telular, and by agreeing to preclusive deal protection devices that unduly restrict the ability of other potential acquirers to bid successfully for Telular.  The plaintiff in the Posell Complaint seeks an injunction prohibiting consummation of the proposed transaction, rescission of the Merger Agreement, imposition of a constructive trust, and fees and costs associated with prosecuting the action. The foregoing description is qualified in its entirety by reference to the Posell Complaint, which is filed as Exhibit (a)(13) to this Schedule 14D-9 and is incorporated herein by reference.

The outcome of these matters is uncertain and cannot be predicted with any certainty. An adverse judgment for monetary damages could have a material adverse effect on the operations and liquidity of Telular. A preliminary injunction could delay or jeopardize the completion of the Contemplated Transactions, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Contemplated Transactions. Telular believes that the claims asserted in the lawsuits are without merit.

Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

For additional information regarding the business and financial results of Telular, please see the following documents that have been filed by Telular with the SEC, each of which is incorporated herein by reference:

•        Telular’s Annual Report on Form 10-K for the year ended September 30, 2012;

•        Telular’s Quarterly Reports on Form 10-Q for the three-month periods ended December 31, 2012 and March 31, 2013; and

•        Telular’s Current Reports on Form 8-K filed with the SEC on November 13, 2013, January 31, 2013, February 8, 2013, April 29, 2013, May 1, 2013 and May 8, 2013.

Cautionary Note Regarding Forward-Looking Statements.

Except for the historical information presented herein, certain statements contained in, or incorporated by reference in, this Schedule 14D-9, may constitute forward-looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  Statements that are not historical facts, including statements preceded by, followed by or that include the words “future”, “anticipate”, “potential”, “believe”, “may”, “could”, “would”, “might”, “possible”, “will”, “should”, “expect” or other terms of similar meaning, are forward-looking statements.  Investors and security holders are cautioned not to place undue reliance on these forward-looking statements.  Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many Telular stockholders will tender their shares in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the Contemplated Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Contemplated Transactions; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors, other business partners or governmental entities; other business effects, including effects of industry, economic or political conditions outside of Telular’s control; transaction costs; as well as risks discussed from time to time in Telular’s public disclosure filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Report on Form 10-Q.  Telular disclaims any intent or obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Item 9.  Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated May 10, 2013.*†
(a)(2)	Form of Letter of Transmittal.*†
(a)(3)	Form of Notice of Guaranteed Delivery.*†
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*†
(a)(6)	Form of Summary Advertisement as published in The New York Times on May 10, 2013.*
(a)(7)	Joint press release issued by Avista and Telular on April 29, 2013 (incorporated by reference to the Schedule 14D-9 filed by Telular on April 30, 2013).
(a)(8)	Press Release, dated May 10, 2013, issued by Avista Capital Partners.*
(a)(9)	Letter to stockholders of Telular, dated May 10, 2013.†
(a)(10)	Complaint of John Nicholas against Telular Corporation, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, John W. Handy, Joseph A. Beatty, Betsy Bernard, and Jeffrey Jacobowitz, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 2, 2013.*
(a)(11)
Complaint of Betzalel Eichenbaum against Telular Corporation, Lawrence S. Barker, Jeffrey Jacobowitz, Betsy Bernard, Joseph A. Beatty, John W. Handy, M. Brian McCarthy, Brian J. Clucas, ACP Tower Holdings, LLC, ACP Tower Merger Sub, Inc., and Avista Capital Partners, filed in the Court of Chancery in the State of Delaware, dated May 6, 2013.*

(a)(12)
Complaint of John Levin against Lawrence S. Barker, Joseph A. Beatty, Betsy Bernard, Brian J. Clucas, John W. Handy, Jeffrey Jacobowitz, M. Brian McCarthy, Avista Capital Partners III, L.P., Avista Capital Partners (Offshore) III, L.P., ACP Tower Holdings, LLC, ACP Tower Merger Sub, Inc. and Telular Corporation, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 6, 2013.*

(a)(13)
Complaint of Jonathan Posell against Telular Corporation, Joseph A. Beatty, Betsy Bernard, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, Jeffrey Jacobowitz, John W. Handy, Avista Capital Holdings, L.P., ACP Tower Holdings, LLC and ACP Tower Merger Sub, Inc., filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 7, 2013.*

(e)(1)	Agreement and Plan of Merger, dated as of April 29, 2013, among Parent, Merger Sub and Telular (incorporated by reference to Exhibit 2.1 to Telular’s Current Report on Form 8-K filed on May 1, 2013).
(e)(2)	Equity Commitment Letter, dated as of April 29, 2013, by and between Avista Capital Partners (Offshore) III, L.P., Avista Capital Partners III, L.P. and Parent.*
(e)(3)	Debt Commitment Letter, dated as of April 29, 2013, by and between SunTrust Bank, SunTrust Robinson Humphrey, Inc. and Parent.*
(e)(4)	Excerpts from Telular's Definitive Proxy Statement on Schedule 14A related to the 2013 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on December 19, 2012.
(e)(5)	Employment Agreement with Joseph A. Beatty dated December 14, 2007 (incorporated by reference to Exhibit 10.1 to Telular’s Current Report on Form 8-K filed on December 19, 2007).
(e)(6)	Retention and Severance Agreement with Jonathan M. Charak dated March 17, 2008 (incorporated by reference to Exhibit 10.1 to Telular’s Current Report on Form 8-K filed on March 19, 2008).
(e)(7)	Retention and Severance Agreement with George S. Brody dated July 29, 2008 (incorporated by reference to Exhibit 10.1 to Telular’s Current Report on Form 8-K filed on August 4, 2008).
(e)(8)	Fourth Amended and Restated 2008 Employee Stock Incentive Plan (incorporated by reference to Appendix A to Telular’s proxy statement filed on December 19, 2012).
(e)(9)	Fifth Amended and Restated Non-Employee Director Stock Incentive Plan (incorporated by reference to Appendix B to Telular’s proxy statement filed on December 19, 2012).
(e)(10)	Certificate of Incorporation of Telular (incorporated herein by reference to Exhibit 3.1 to Registration Statement No. 33-72096 filed on November 23, 1993).
(e)(11)	Amendment No. 1 to Certificate of Incorporation of Telular (incorporated herein by reference to Exhibit 3.2 to Registration Statement No. 33-72096 filed on November 23, 1993).
(e)(12)	Amendment No. 2 to Certificate of Incorporation of Telular (incorporated herein by reference to Exhibit 3.3 to Registration Statement No. 33-72096 filed on November 23, 1993).
(e)(13)	Amendment No. 3 to Certificate of Incorporation of Telular (incorporated herein by reference to Exhibit 3.4 to Telular’s Quarterly Report on Form 10-Q filed February 16, 1999).
(e)(14)	Amendment No. 4 to Certificate of Incorporation of Telular (incorporated herein by reference to Exhibit 3.5 to Telular’s Quarterly Report on Form 10-Q filed February 16, 1999).
(e)(15)	By-Laws of Telular (incorporated herein by reference to Exhibit 3.4 to Registration Statement No. 33-72096 filed on November 23, 1993).

*	Incorporated by reference to the Schedule TO filed by Merger Sub and Parent on May 10, 2013.

†	Included in materials mailed to stockholders of Telular.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Telular Corporation

By:	/s/ Joseph A. Beatty
Name: Joseph A. Beatty
Title: President and Chief Executive Officer

Dated: May 10, 2013

Annex I

[LETTERHEAD OF OPPENHEIMER & CO. INC.]

April 28, 2013

The Board of Directors
Telular Corporation
311 South Wacker Drive, Suite 4300
Chicago, Illinois 60606

The Board of Directors:

You have asked Oppenheimer & Co. Inc. (“Oppenheimer”) to render a written opinion (“Opinion”) to the Board of Directors of Telular Corporation (“Telular”) as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.01 per share, of Telular (“Telular Common Stock”), other than Excluded Holders (as defined below), of the Consideration (as defined below) to be received by such holders as provided for in an Agreement and Plan of Merger (the “Agreement”) proposed to be entered into among Telular, ACP Tower Holdings, LLC (“Parent”), an affiliate of Avista Capital Holdings, L.P. (“Avista”), and ACP Tower Merger Sub, Inc., a wholly owned subsidiary of Parent (“Sub”), pursuant to which, among other things, Parent will acquire Telular (the “Transaction”).  As more fully described in the Agreement, (i) Parent will cause Sub to commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of Telular Common Stock at a purchase price of $12.61 per share in cash (the “Consideration”) and (ii) subsequent to the consummation of the Tender Offer, Sub will be merged with and into Telular and each outstanding share of Telular Common Stock not previously tendered, other than shares of Telular Common Stock held by Avista, Parent, Sub, each of the parties that are guarantors to the obligations of Parent and Sub, and their respective  affiliates (collectively, “Excluded Holders”), will be converted into the right to receive the Consideration.

In arriving at our Opinion, we:

(a)	reviewed a draft provided to us on April 28, 2013 of the Agreement (the “Draft Agreement”);

(b)
reviewed publicly available audited financial statements of Telular for fiscal years ended September 30, 2012, September 30, 2011 and September 30, 2010 and unaudited financial statements of Telular for the six months ended March 31, 2013;

(c)	reviewed financial forecasts and estimates relating to Telular prepared by the management of Telular;

(d)	reviewed historical market prices and trading volumes for Telular Common Stock;

(e)	held discussions with the senior management of Telular with respect to the business and prospects of Telular;

(f)	held discussions, at the direction of Telular, with third parties to solicit indications of interest in the possible acquisition of all or a portion of Telular;

(g)	reviewed and analyzed certain publicly available financial data for companies that we deemed relevant in evaluating Telular;

The Board of Directors
Telular Corporation
April 28, 2013

(h)	reviewed and analyzed certain publicly available financial information for transactions that we deemed relevant in evaluating the Transaction;

(i)	analyzed the estimated present value of the future cash flows of Telular based on financial forecasts and estimates prepared by the management of Telular;

(j)	reviewed other public information concerning Telular; and

(k)	performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.

In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by Telular and its employees, representatives and affiliates or otherwise reviewed by us.  With respect to the financial forecasts and estimates relating to Telular utilized in our analyses, at the direction of the management of Telular and with Telular’s consent, we have assumed, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of Telular as to the future financial condition and operating results of Telular.  We have relied, at the direction of Telular, without independent verification or investigation, on the assessments of the management of Telular as to Telular’s existing and future relationships with key customers, products, technology and intellectual property (including risks associated with the foregoing) and we have assumed, with the consent of Telular, that there will be no developments with respect to any such matters that would affect our analyses or Opinion.  We have assumed, with the consent of Telular, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Telular or the Transaction.   We also have assumed, at the direction of Telular, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Telular.  Our Opinion addresses only the fairness, from a financial point of view, of the Consideration to be received in the Transaction by the holders of Telular Common Stock (other than Excluded Holders).  We express no view as to, and our Opinion does not address, any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction or any term, aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise or the fairness of the amount or nature of, or any other aspect relating to, the compensation to be received by any individual officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Consideration or otherwise.  In addition, we express no view as to, and our Opinion does not address, the underlying business decision of Telular to proceed with or effect the Transaction nor does our Opinion address the relative merits of the Transaction as compared to any alternative business strategies that might exist for Telular or the effect of any other transaction in which Telular might engage.  We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of Telular or the price at which shares of Telular Common Stock will trade at any time.  We also express no view as to, and our Opinion does not address, the solvency of Telular or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.  Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and

The Board of Directors
Telular Corporation
April 28,2013

circumstances as they exist and can be evaluated by us on the date hereof.  As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to the potential effects, if any, of such volatility on Telular or the proposed Transaction.  It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

The issuance of this Opinion was approved by an authorized committee of Oppenheimer.  As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

We have acted as financial advisor to Telular in connection with the Transaction and will receive a fee for our services, a portion of which was payable in connection with our engagement, a portion of which will be payable upon delivery of this Opinion and the principal portion of which is contingent upon consummation of the Transaction.  In the ordinary course of business, we and our affiliates may actively trade securities of Telular, certain portfolio companies of Avista and their respective affiliates for our and our affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Telular Common Stock (other than Excluded Holders) is fair, from a financial point of view, to such holders.  This Opinion is for the use of the Board of Directors of Telular (in its capacity as such) in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Telular Common Stock in the Tender Offer or how such stockholder should act with respect to any matters relating to the Transaction or otherwise.

Very truly yours,

/s/ Oppenheimer & Co. Inc.

OPPENHEIMER & CO. INC.

Annex II

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE SECTION 262

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.